Filed Pursuant to Rule 424(b)(5).
A filing fee of $26,410, calculated in accordance with Rule 457(r), has been transmitted to the SEC in connection with
the securities offered from the registration statement
(Registration Number: 333-137803) by means of this final prospectus.
PROSPECTUS

$200,000,000
2.25% Convertible Senior Notes due 2026

NOTES

➢	We are offering $200,000,000 aggregate principal amount of our 2.25% convertible senior notes due 2026. The notes will mature on October 1, 2026.

➢	We will pay 2.25% interest per annum on the principal amount of the notes, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on April 1, 2007. Interest will accrue on the notes from and including October 12, 2006 or from and including the last date in respect of which interest has been paid or provided for, as the case may be, to, but excluding, the next interest payment date or maturity date, as the case may be. Commencing with the six-month period beginning October 1, 2011, and for each six-month period thereafter, we will, on the interest payment date for such interest period, pay contingent interest to the holders of the notes under certain circumstances and in amounts described in this prospectus. For U.S. federal income tax purposes, we will treat, and each holder of the notes will agree under the indenture to treat, the notes as contingent payment debt instruments governed by special tax rules and to be bound by our application of those rules to the notes. See “Material U.S. federal income tax considerations.”
CONVERSION

➢	The notes will be convertible into cash or, at our option, cash and shares of our common stock based on an initial conversion rate, subject to adjustment, of 17.0946 shares per $1,000 principal amount of notes (which represents an initial conversion price of approximately $58.50 per share), in certain circumstances. In addition, following a “make-whole fundamental change” that occurs prior to October 1, 2011, the conversion rate for a holder who elects to convert its notes in connection with such “make-whole fundamental change,” will increase in certain circumstances.

➢	Holders may convert their notes prior to stated maturity only under the following circumstances: (1) during any calendar quarter after the calendar quarter ending December 31, 2006, if the closing sale price of our common stock for each of 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 120% of the conversion price in effect on the last trading day of the immediately preceding calendar quarter; (2) during the five consecutive business days immediately after any five consecutive trading day period (we refer to this five consecutive trading day period as the “note measurement period”) in which the average trading price per $1,000 principal amount of notes was equal to or less than 98% of the average conversion value of the notes during the note measurement period; (3) upon the occurrence of specified corporate transactions; (4) if we have called the notes for redemption; and (5) at any time from, and including, September 1, 2011 to, and including, October 1, 2011 and at any time on or after October 1, 2024. Upon conversion, we will deliver cash equal to the lesser of the aggregate principal amount of the notes to be converted and the total conversion obligation. We will deliver, at our option, cash, or shares of our common stock or a combination of cash and shares of our common stock for the remainder, if any, of the conversion obligation. The conversion obligation is based on the sum of the “daily settlement amounts” described in this prospectus for the 20 consecutive trading days that begin on, and include, the second trading day after the day the notes are tendered for conversion.
REDEMPTION AND REPURCHASE

➢	On or after October 1, 2011, we may from time to time at our option redeem the notes, in whole or in part, for cash, at a redemption price equal to 100% of the principal amount of the notes we redeem, plus any accrued and unpaid interest to, but excluding, the redemption date.

➢	On each of October 1, 2011, October 1, 2016 and October 1, 2021, holders may require us to purchase all or a portion of their notes at a purchase price in cash equal to 100% of the principal amount of the notes to be purchased, plus any accrued and unpaid interest to, but excluding, the purchase date.

➢	Holders may require us to repurchase all or a portion of their notes upon a fundamental change, as described in this prospectus, at a repurchase price in cash equal to 100% of the principal amount of the notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the fundamental change repurchase date.
RANKING

➢	The notes will be our senior unsecured obligations and will rank equally in right of payment with all of our existing and future senior unsecured indebtedness and junior to any of our existing and future secured indebtedness to the extent of the security therefor (including our senior secured credit facility). The notes will not be guaranteed by our subsidiaries and, accordingly, will be effectively subordinated to the indebtedness and other liabilities of our subsidiaries (including trade payables).

➢	As of August 31, 2006, we had no senior indebtedness outstanding and we had the ability to borrow approximately $20.0 million under our senior secured credit facility, all of which would be secured by substantially all of our assets; and our subsidiaries had approximately $5.7 million of liabilities to which the notes will be structurally subordinate.
USE OF PROCEEDS

➢	We intend to use the net proceeds from this offering for working capital and other general corporate purposes, including acquisitions.
LISTING

➢	The notes will not be listed on any securities exchange or quoted in any automated quotation system.

➢	Our common stock is listed on the Nasdaq Global Select Market under the ticker symbol “DIOD.” On October 5, 2006, the last reported sale price of our common stock on the Nasdaq Global Select Market was $41.88 per share.
See “Risk Factors” beginning on page 13 of this prospectus to read about important factors you should consider before buying the notes.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Note	Total

Public offering price	100.000%	$200,000,000

Underwriting discounts and commissions	2.625%	$5,250,000

Proceeds, before expenses, to us	97.375%	$194,750,000

We have granted to the underwriters the option to purchase, during the 13-day period beginning with the initial issuance of the notes, up to an additional $30,000,000 aggregate principal amount of notes to cover over-allotments, if any.
We expect that the notes will be ready for delivery in book-entry-form only through The Depository Trust Company on or about October 12, 2006.
Sole Book-Running Manager
UBS Investment Bank

A.G. Edwards	C.E. Unterberg, Towbin	Raymond James
The date of this prospectus is October 5, 2006

You should rely only on the information contained in or incorporated by reference in this prospectus and any “free writing prospectus” we authorize to be delivered to you. We have not, and the underwriters have not, authorized anyone to provide you with additional information or information different from that contained in or incorporated by reference in this prospectus and any such “free writing prospectus.” We are offering to sell, and seeking offers to buy, our 2.25% convertible senior notes due 2026 only in jurisdictions where those offers and sales are permitted. The information contained in or incorporated by reference in this prospectus and any such “free writing prospectus” is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

i

Prospectus summary
This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all the information that you should consider before investing in our notes. You should carefully read the entire prospectus, including “Risk factors” and our historical consolidated financial statements and related notes and the other information incorporated by reference in the prospectus, before making an investment decision.
Unless the context otherwise requires, the words “Diodes,” “we,” “us” and “our” refer to Diodes Incorporated and its subsidiaries.
OUR BUSINESS
We are a global supplier of discrete and analog semiconductor products. We design, manufacture and market semiconductors focused on diverse end-use applications in the consumer electronics, computing, industrial, communications and automotive sectors. Discrete and analog semiconductors, which provide electronic signal amplification and switching functions, are basic building-block electronic components that are incorporated into almost every electronic device. We believe that our focus on discrete and analog semiconductors provides us with a meaningful competitive advantage relative to broadline semiconductor companies that provide a wider range of semiconductor products.
Our portfolio of discrete and analog semiconductors addresses the design needs of many advanced electronic devices, including high-volume consumer devices such as digital audio players, notebook computers, flat panel displays, mobile handsets, digital cameras and set-top boxes. We believe that we have particular strength in designing innovative surface-mount discrete semiconductors for applications with critical need to minimize product size while maximizing power and overall performance, and at a lower cost than alternative solutions. Our product portfolio includes over 4,000 products, and we shipped over 10.2 billion units in 2005 and over 6.5 billion units in the six months ended June 30, 2006.
We serve approximately 150 direct customers worldwide, which consist of original equipment manufacturers, or OEMs, and electronic manufacturing services, or EMS, providers. Additionally, we have 17 distributor customers worldwide, through which we indirectly serve over 10,000 customers. Our customers include: (1) industry leading OEMs, in a broad range of industries, such as Bose Corporation, Honeywell International, Inc., LG Electronics, Inc., Logitech, Inc., Motorola, Inc., Quanta Computer Inc., Sagem Communication, Samsung Electronics Co., Ltd. and Thompson, Inc.; (2) leading EMS providers such as Celestica Inc., Flextronics International, Ltd., Hon Hai Precision Industry Co., Ltd., Inventec Corporation, Jabil Circuit, Inc., Sanmina-SCI Corporation and Solectron Corporation who build end-market products incorporating our semiconductors for companies such as Apple Computer, Inc., Cisco Systems, Inc., Dell, Inc., EMC Corporation, Intel Corporation, Microsoft Corporation and Roche Diagnostics; and (3) leading distributors, such as Arrow Electronics, Inc., Avnet, Inc., Future Electronics and Yosun Industrial Corp.
For 2005 and for the six months ended June 30, 2006, our OEM and EMS customers together accounted for 69.5% and 50.1%, respectively, of our net sales.
We are headquartered in Westlake Village, near Los Angeles, California. Our manufacturing facilities are located in Shanghai, China; our wafer fabrication facility is in Kansas City, Missouri; and our sales and marketing and logistical centers are located in Taipei, Taiwan; Shanghai and Shenzhen, China; Hong Kong. We also have regional sales offices or representatives in: Derbyshire, England; Toulouse, France; Frankfurt, Germany; and in various cities throughout the United States. From 1998 to 2005, our net sales grew from $60.1 million to $214.8 million, representing a compound annual growth rate of 20.0%.

OUR STRATEGY
Our strategy is to continue to enhance our position as a global supplier of discrete and analog semiconductor products. The principal elements of this strategy include the following:
Continue to rapidly introduce innovative discrete and analog semiconductor products— We intend to maintain our rapid pace of new discrete and analog product introductions, especially for high-volume, growth applications with short design cycles, such as digital audio players, notebook computes, flat-panel displays, mobile handsets, digital cameras, set-top boxes and other consumer electronics and computing devices. During 2005, we introduced 231 new devices in 32 different product families and achieved new design wins with over 100 OEMs. We believe that continued introduction of new and differentiated product solutions is critically important in maintaining and extending our market share in the highly competitive semiconductor marketplace.
Expand our available market opportunities— We intend to aggressively maximize our opportunities in the discrete and analog semiconductor market as well as in related markets where we can apply our semiconductor design and manufacturing expertise. A key element of this is leveraging our highly integrated packaging expertise through our Application Specific Multi-Chip Circuit (ASMCC) product platform, which consists of standard arrays, function specific arrays and end-equipment specific arrays. We intend to achieve this by:

➢	Continuing to focus on increasing packaging integration, particularly with our existing standard array and customer-specific array products, in order to achieve products with increased circuit density, reduced component count and lower overall product cost;

➢	Expanding existing products and developing new products in our function specific array lines, which combine multiple discrete semiconductor components to achieve specific common electronic device functionality at a low cost; and

➢	Developing new product lines, which we refer to as end-equipment specific arrays, which combine discrete components with logic and/or standard analog circuits to provide system-level solutions for high- volume, high-growth applications;
Maintain intense customer focus— We intend to strengthen and deepen our customer relationships. We believe that continued focus on customer service would increase our net sales, operating performance and overall market share. To accomplish this, we intend to continue to closely collaborate with our customers to design products that meet their specific needs. A critical element of this strategy is to continue to further reduce our design cycle time in order to quickly provide our customers with innovative products. Additionally, to support our customer-focused strategy, we are continuing to expand our sales and field application engineers, particularly in Asia and Europe.
Enhance cost competitiveness— A key element of our success is our overall low-cost base. While we believe that our Shanghai manufacturing facilities are among the most efficient in the industry, we will continue to refine our proprietary manufacturing processes and technology to achieve additional cost efficiencies. Additionally, we intend to continue to operate our facilities at high utilization rates and to increase product yields in order to achieve meaningful economies of scale.
Pursue selective strategic acquisition— As part of our strategy to expand our discrete and analog semiconductor product offerings and to maximize our market opportunities, we may acquire discrete, analog or mixed-signal technologies, product lines or companies in order to support our ASMCC product platform and enhance our standard and new product offerings.
As part of our growth strategy, in January 2006, we acquired Anachip Corporation, or Anachip, a fabless Taiwanese semiconductor company focused on analog semiconductors designed for specific applications, and headquartered in the Hsinchu Science Park in Taiwan. This acquisition fits in the center of our long-term strategy. Anachip’s main product focus is Power Management semiconductors. The analog devices they produce are used in LCD monitors and televisions, wireless LAN 802.11 access points, brushless DC motor fans, portable DVD players, datacom devices, ADSL modems, television and satellite set-top boxes, and power supplies. Anachip brings a design team with strong capabilities in a range of targeted analog and power management technologies.
OUR CORPORATE INFORMATION
We were incorporated in California in 1959 and reincorporated in Delaware in 1969. Our principal executive office is located at 3050 E. Hillcrest Drive, Westlake Village, CA 91362, and our telephone number at that office is (805) 446-4800. Our website is located at www.diodes.com. Information contained on or accessible through our website is not part of this prospectus.
You should carefully consider the information contained in the “Risk factors” section of this prospectus before you decide to purchase our notes.

The offering

Issuer	Diodes Incorporated.

Notes	$200,000,000 aggregate principal amount of 2.25% convertible senior notes due October 1, 2026. We have granted to the underwriters an option to purchase up to $30,000,000 aggregate principal amount of additional notes.

Maturity	The notes will mature on October 1, 2026, unless earlier redeemed, repurchased or converted.

Interest Payment Dates	We will pay 2.25% interest per annum on the principal amount of the notes, payable semiannually in arrears on April 1 and October 1 of each year, starting on April 1, 2007, to holders of record at the close of business on the preceding March 15 and September 15, respectively. Interest will accrue on the notes from and including October 12, 2006 or from and including the last date in respect of which interest has been paid or provided for, as the case may be, to, but excluding, the next interest payment date or maturity date, as the case may be.

Contingent Interest	Contingent interest will accrue on the notes during each six-month period from and including an interest payment date to, but excluding, the next interest payment date, commencing with the six-month period beginning October 1, 2011, if the average trading price of the notes for the five consecutive trading day period (the “measurement period”) preceding the first day of such six-month period equals 120% or more of the principal amount of the notes. The rate of contingent interest payable in respect of any such six-month interest period will equal 0.215% (0.430% per year payable semi-annually) of the average trading price of the notes over the measurement period that triggered the contingent interest payment.

Ranking	The notes will be our senior unsecured obligations and will rank equally in right of payment to all of our existing and future senior unsecured indebtedness and junior to any of our existing and future secured indebtedness to the extent of any security therefor (including our senior secured credit facility). The notes will not be guaranteed by our subsidiaries and, accordingly, will be effectively subordinated to the existing and future indebtedness and other liabilities of our subsidiaries (including trade payables).

As of August 31, 2006, we had no senior indebtedness outstanding, and we had the ability to borrow approximately $20.0 million under our senior credit facility, all of which would be secured by substantially all of our assets; and our subsidiaries had approximately $5.7 million of liabilities to which the notes would be structurally subordinate.

Conversion Rights	The notes will be convertible into cash or, at our option, cash and shares of our common stock, par value $0.66 2/3 per share,

based on an initial conversion rate, subject to adjustment, of 17.0946 shares per $1,000 principal amount of notes (which represents an initial conversion price of approximately $58.50 per share), only in the following circumstances and to the following extent:

➢ during any calendar quarter after the calendar quarter ending December 31, 2006, if the closing sale price of our common stock for each of 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 120% of the conversion price in effect on the last trading day of the immediately preceding calendar quarter;

➢ during the five consecutive business days immediately after any five consecutive trading day period (we refer to this five consecutive trading day period as the “note measurement period”) in which the average trading price per $1,000 principal amount of notes was equal to or less than 98% of the average conversion value of the notes during the note measurement period;

➢ if we make certain distributions on our common stock or engage in certain transactions;

➢ if we call the notes for redemption; and

➢ at any time from, and including, September 1, 2011 to, and including, October 1, 2011 and at any time on or after October 1, 2024.

Upon conversion, holders will receive, per $1,000 principal amount being converted, a “settlement amount” that is equal to the sum of the “daily settlement amounts” for each of the 20 trading days during the “cash settlement averaging period.”

See “Description of notes—Conversion Rights.”

The “cash settlement averaging period” with respect to any note means the 20 consecutive trading-day period that begins on, and includes, the second trading day after the day the notes are tendered for conversion.

The “daily settlement amount” for a given trading day consists of:

➢ cash equal to the lesser of $50 and the “daily conversion value” (we refer to this cash amount as the “daily principal return”); and

➢ to the extent the daily conversion value exceeds $50, a number of whole shares of our common stock equal to the “daily share amount,” subject to our right to deliver cash in lieu of all or a portion of such shares, as described under “Description of notes—Conversion Rights— Payment upon conversion.”

The “daily share amount” on a given trading day means the excess of the daily conversion value over $50, divided by the closing sale price of our common stock on that trading day.

The “daily conversion value” on a given trading day means one-twentieth of the product of the conversion rate of the notes in effect on that trading day and the closing sale price of our common stock on that trading day.

See “Description of notes— Conversion Rights— Payment upon conversion.”

A holder that surrenders notes for conversion in connection with a “make-whole fundamental change” that occurs before October 1, 2011 will in certain circumstances be entitled to an increased conversion rate. See “Description of notes— Conversion rights— Adjustment to the conversion rate upon the occurrence for a make-whole fundamental change.” However, in lieu of increasing the conversion rate applicable to those notes, we may in certain circumstances elect to adjust the conversion rate and our related conversion obligation so that the notes will be convertible into shares of the acquiring company’s common stock, provided, however, that the principal return due upon conversion will continue to be payable in cash and the remainder of the conversion obligation, if any, will be payable, at our option, in cash, shares of the acquiring company’s common stock or a combination of cash and shares of the acquiring company’s common stock. See “Description of notes— Conversion Rights— Fundamental changes involving an acquisition of us by a public acquirer.”

Sinking Fund	None.

Redemption of Notes at Our Option	On or after October 1, 2011, we may from time to time at our option redeem the notes, in whole or in part, at a redemption price in cash equal to 100% of the principal amount of the notes we redeem, plus any accrued and unpaid interest to, but excluding, the redemption date. See “Description of notes— Redemption of Notes at Our Option.”

Purchase of Notes by Us at the Option of the Holder	On each of October 1, 2011, October 1, 2016 and October 1, 2021, holders may require us to purchase all or a portion of their notes at a purchase price in cash equal to 100% of the principal amount of the notes to be purchased, plus any accrued and unpaid interest to, but excluding, the purchase date. See “Description of notes— Purchase of Notes by Us at the Option of the Holder.”

Right of Holder to Require Us to Repurchase Notes if a Fundamental Change Occurs	If a fundamental change, as described in this prospectus, occurs, holders may require us to repurchase all or a portion of their notes for cash at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the repurchase date. See “Description of notes— Holders May Require Us to Repurchase Their Notes Upon a Fundamental Change.”

Events of Default	If an event of default on the notes has occurred and is continuing, the principal amount of the notes plus any accrued and unpaid interest may become immediately due and payable. These amounts automatically become due and payable upon certain events of default. See “Description of notes— Events of Default.”

Important United States Federal Income Tax Consequences	We and each holder of notes will agree to treat the notes, for United States federal income tax purposes, as debt instruments that are subject to the Treasury regulations that govern contingent payment debt instruments and to be bound by our applications of such regulations to the notes, including our determination that the rate at which interest will be deemed to accrue for United States federal income tax purposes will be 8.5% compounded semi-annually. Accordingly, taxable U.S. holders will recognize taxable income significantly in excess of cash received while the notes are outstanding. In addition, taxable U.S. holders will recognize ordinary income upon a sale, exchange, conversion, redemption, or repurchase of the notes at a gain. In particular, a holder will recognize ordinary income upon a conversion of a note equal to the excess, if any, of the cash received plus the value of any common stock received on the conversion over the holder’s adjusted tax basis in the note. The proper U.S. federal income tax treatment of a holder of a note is uncertain in various respects. Holders are urged to consult their own tax advisors with respect to the federal, state, local and foreign tax consequences of purchasing, owning and disposing of the notes and common stock issuable upon conversion or otherwise of the notes. See “Material U.S. federal income tax considerations.”

Use of Proceeds	The net proceeds to us from this offering are expected to be approximately $194,248,590 (or approximately $223,461,090 if the underwriters exercise in full their option to purchase additional notes) after the payment of underwriting discounts and commissions and the estimated offering expenses payable by us. We intend to use the net proceeds from this offering for working capital and other general corporate purposes, including acquisitions. We have no current agreements or commitments with respect to any material acquisition. Accordingly, our management will have broad discretion in applying the net proceeds of this offering. Pending application of the net proceeds, as described above, we intend to invest the net proceeds of this offering in short-term, investment-grade, interest-bearing securities. See “Use of proceeds.”

DTC Eligibility	The notes will be issued in book-entry-only form and will be represented by one or more global certificates, without interest coupons, deposited with, or on behalf of, DTC and registered in the name of a nominee of DTC. Beneficial interests in the notes will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants. Except in limited circumstances, holders may not exchange interests in their notes for certificated securities. See “Description of notes— Form, Denomination and Registration of Notes.”

Listing	Our common stock is traded on the Nasdaq Global Select Market under the symbol “DIOD.” We do not intend to apply for listing of the notes on any securities exchange or for inclusion of the notes in any automated quotation system.

Risk Factors	Investment in the notes involves risks. You should carefully consider the information under “Risk factors” and all other information included in, or incorporated by reference into, this prospectus before investing in the notes.

Summary historical consolidated financial data
The following table presents our summary historical consolidated financial data for the years ended, December 31, 2001, 2002, 2003, 2004 and 2005, and for the six months ended June 30, 2005 and 2006. Our consolidated statements of income data for the years ended December 31, 2003, 2004 and 2005 have been derived from our audited consolidated financial statements which are incorporated by reference in this prospectus. Our consolidated statements of income data for the years ended December 31, 2001 and 2002 have been derived from our audited consolidated financial statements not incorporated by reference in this prospectus. Our consolidated balance sheet data as of June 30, 2006 and our consolidated statement of income for each of the six-month periods ended June 30, 2005 and 2006 have been derived from our unaudited consolidated financial statements which are incorporated by reference herein and which, in our opinion, have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our results of operations and financial position for these periods. These historical results are not necessarily indicative of results to be expected for any future period. You should read this summary data together with our audited consolidated financial statements and related notes and the related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the year ended December 31, 2005 and our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006, incorporated by reference herein. See “Where you can find additional information.”

						Six months ended
	Year ended December 31,					June 30,

	2001	2002	2003	2004	2005	2005	2006

						(unaudited)
	(in thousands, except per share data)
Consolidated statement of income data:
Net sales	$93,210	$115,821	$136,905	$185,703	$214,765	$99,198	$156,301
Cost of goods sold	79,031	89,111	100,377	124,968	140,388	65,105	104,654

Gross profit	14,179	26,710	36,528	60,735	74,377	34,093	51,647
Operating expenses
Selling, general and administrative	13,711	16,228	19,586	23,503	30,285	13,888	23,000
Research and development	592	1,472	2,049	3,422	3,713	1,750	4,043
Impairment of fixed assets	—	—	1,000	—	—	—	—
Loss (gain) on sale of fixed assets	8	43	37	14	(102)	(105)	120

Total operating expenses	14,311	17,743	22,672	26,939	33,896	15,533	27,163

Income (loss) from operations	(132)	8,967	13,856	33,796	40,481	18,560	24,484
Interest income (expense), net	(2,074)	(1,183)	(860)	(637)	221	(234)	1,465
Other income (expense)	785	67	(5)	(418)	406	(21)	(195)
Income (loss before taxes and minority interest	(1,421)	7,851	12,991	32,741	41,108	18,305	25,754
Income tax benefit (provision)	1,769	(1,729)	(2,460)	(6,514)	(6,685)	(2,903)	(4,575)
Minority interest in earnings of joint venture	(224)	(320)	(436)	(676)	(1,094)	(497)	(482)

Net income(1)	$124	$5,802	$10,095	$25,551	$33,329	$14,905	$20,697

Earnings per share(1)(2):
Basic	$0.01	$0.32	$0.53	$1.27	$1.44	$0.69	$0.81
Diluted	$0.01	$0.29	$0.47	$1.10	$1.29	$0.62	$0.74
Number of shares used in computation(1)(2):
Basic	18,324	18,415	19,096	20,106	23,168	21,478	25,435
Diluted	19,932	19,946	21,609	23,207	25,894	24,107	27,862
Footnotes on following page

						Six months ended
	Year ended December 31,					June 30,

	2001	2002	2003	2004	2005	2005	2006

						(unaudited)
	(in thousands)
Consolidated statement of cash flows data:
Cash flow from operating activities	$14,938	$19,990	$18,821	$29,300	$50,555	$21,937	$35,153
Cash used in investing activities	(8,477)	(6,774)	(15,289)	(26,133)	(65,803)	(6,845)	(59,622)
Cash flow from (used in) financing activities	(2,485)	(13,995)	1,862	2,163	70,829	(1,276)	(341)
Other data:
EBITDA(3)	$9,099	$18,461	$24,488	$45,875	$56,021	$25,855	$33,477
The following table presents a summary of our balance sheet data as of June 30, 2006:

➢	on an actual basis; and

➢	on an as adjusted basis to give effect to the sale of the notes by us in this offering.

	As of June 30, 2006

	Actual	As adjusted

	(in thousands)
	(unaudited)
Consolidated balance sheet data:
Cash, cash equivalents and short-term investments	$100,332	$294,581
Working capital	140,890	335,139
Total assets	339,947	534,196
Current portion of long-term debt	1,870	1,870
Long-term debt, net of current portion	4,043	204,043
Total liabilities	84,706	284,706
Total stockholders’ equity	$255,241	$255,241

(1)	Net income for the six months ended June 30, 2006 includes $3.3 million, or approximately $0.08 per diluted share, of equity based compensation expense under Statement of Financial Accounting Standards 123(R) which we adopted on January 1, 2006.

(2)	Adjusted for the effect of 3-for-2 stock splits in July 2000, November 2003 and December 2005.
Footnotes continued on following page

(3)	EBITDA represents earnings before net interest expense, income tax provision, depreciation and amortization. Our management believes EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in evaluating companies in our industry. In addition, our management believes that EBITDA is useful in evaluating our operating performance compared to that of other companies in our industry because the calculation of EBITDA generally eliminates the effects of financing and income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to overall operating performance. As a result, our management uses EBITDA as a measure to evaluate the performance of our business. However, EBITDA is not a recognized measurement under generally accepted accounting principles, or GAAP, and when analyzing our operating performance, investors should use EBITDA in addition to, and not as an alternative for, income from operations and net income, each as determined in accordance with GAAP. Because not all companies use identical calculations, our presentation of EBITDA may not be comparable to similarly titled measures of other companies. Furthermore, EBITDA is not intended to be a measure of free cash flow for our management’s discretionary use, as it does not consider certain cash requirement such as a tax and debt service payments.

						Six months ended
	Year ended December 31,					June 30,

	2001	2002	2003	2004	2005	2005	2006

						(unaudited)
	(in thousands)
Reconciliation of net
income to EBITDA:
Net income(a)	$124	$5,802	$10,095	$25,551	$33,329	$14,905	$20,697
plus
Interest expense, net	2,074	1,183	860	637	(221)	234	(1,465)
Income tax provision (benefit)	(1,769)	1,729	2,460	6,514	6,685	2,903	4,575
Depreciation and amortization	8,670	9,747	11,073	13,173	16,228	7,813	9,670

EBITDA	$9,099	$18,461	$24,488	$45,875	$56,021	$25,855	$33,477

(a)	Net income for the six months ended June 30, 2006 includes $3.3 million, or approximately $0.08 per diluted share, of equity based compensation expense under Statement of Financial Accounting Standards 123(R) which we adopted on January 1, 2006.
Adjustments to share-based expense and other expense
Management believes two errors existed in our accounting treatment for certain transactions related to prior reporting periods. Management assessed the impact of these errors and determined such errors were immaterial, and did not, individually and in the aggregate, materially impact the financial position, net income or earnings per share for any of the affected annual and quarterly results. These errors were: (i) an overstatement of operating expense for the year ended December 31, 2005 in the amount of $0.8 million relating to the expensing of restricted share grants resulted when we incorrectly marked-to-market the quarterly share grant expense rather than fixing the expense based on the market price of our common stock on the date the award was granted, and (ii) an understatement of other expense in the amounts of $0.1 million, $0.1 million, $0.2 million, and $0.7 million for the years ended December 31, 2002, 2003, 2004, and 2005, respectively, which arose when we incorrectly assessed the long-term nature of our intercompany accounts, and eliminated intercompany foreign currency exchange losses by recording the losses directly to shareholders’ equity via other comprehensive loss, rather than recording to shareholders’ equity through the income statement. In the quarter ended September 30, 2006, we will make a one-time adjustment to the relevant accounts in such quarter, and the tax adjusted net result will be a decrease to net income of approximately $0.6 million.

Consolidated ratio of earnings to fixed charges
The following table sets forth our consolidated ratio of earnings to fixed charges for each of the periods indicated.

										Six months
	Year ended December 31,									ended
										June 30,
	2001		2002		2003	2004		2005		2006

Ratio of earnings to fixed charges	0.2	x	7.2	x	15.3x	49.3	x	67.9	x	82.5x
“Earnings” are defined as pre-tax income from continuing operations adjusted for fixed charges excluding capitalized interest. “Fixed charges” are defined as interest on borrowings (whether expensed or capitalized) and the portion of rental expense applicable to interest.

Risk factors
Your investment in the notes involves certain risks. Before deciding to invest, you should consider carefully, among other matters, the following discussion of risks and other information contained or incorporated by reference in this prospectus.
If any of these risks are realized, our business, prospects, financial condition, results of operations and ability to service debt could be materially adversely affected.
RISKS RELATED TO OUR BUSINESS
Downturns in the highly cyclical semiconductor industry or changes in end-market demand could affect our operating results and financial condition.
The semiconductor industry is highly cyclical, and periodically experiences significant economic downturns characterized by diminished product demand, production overcapacity and excess inventory, which can result in rapid erosion in average selling prices. For example, beginning in the fourth quarter of 2000 and continuing into 2003, the semiconductor industry experienced order cancellations and reduced demand for products, resulting in significant revenue declines, due to excess inventories at computer and telecommunications equipment manufacturers and general economic conditions, especially in the technology sector. The market for semiconductors may experience renewed, and possibly more severe and prolonged downturns in the future, which may harm our results of operations and reduce the value of our business.
In addition, we operate in the discrete (and now analog) semiconductor segment of the broader semiconductor market and, as a result, cyclical fluctuations may affect this segment to a greater extent than they do the broader semiconductor market. This may cause us to experience greater fluctuations in our results of operations than compared to some of our broadline semiconductor manufacturer competitors. In addition, we may experience significant changes in our profitability as a result of variations in sales, changes in product mix, changes in end-user markets and the costs associated with the introduction of new products. The markets for our products depend on continued demand in the consumer electronics, computer, industrial, communications and automotive sectors. These end-user markets also tend to be cyclical and may also experience changes in demand that could adversely affect our operating results and financial condition.
The semiconductor business is highly competitive, and increased competition may harm our business and our operating results.
The sectors of the semiconductor industry in which we operate are highly competitive. We expect intensified competition from existing competitors and new entrants. Competition is based on price, product performance, product availability, quality, reliability and customer service. We compete in various markets with companies of various sizes, many of which are larger and have greater resources or capabilities as it relates to financial, marketing, distribution, brand name recognition, research and development, manufacturing and other resources than we have. As a result, they may be better able to develop new products, market their products, pursue acquisition candidates and withstand adverse economic or market conditions. Most of our current major competitors are broadline semiconductor manufacturers who often have a wider range of product types and technologies than we do. In addition, companies not currently in direct competition with us may introduce competing products in the future. Some of our current major competitors are Fairchild Semiconductor Corporation, International Rectifier Corporation, ON Semiconductor Corporation, Philips Electronics N.V., Rohm Electronics USA LLC, and Vishay Intertechnology, Inc. We may not be able to compete successfully in the future, and competitive pressures may harm our financial condition or our operating results.

Risk factors

We receive a significant portion of our net sales from a single customer. In addition, this customer is also our largest external supplier and is a related party. The loss of this customer or supplier could harm our business and results of operations.
In 2005 and the six months ended June 30, 2006, Lite-On Semiconductor Corporation, or LSC, our largest stockholder and our largest customer, accounted for 9.6% and 6.5%, respectively, of our net sales. LSC is also our largest supplier, providing us with discrete semiconductor products for subsequent sale by us, which represented approximately 14.7% and 13.6%, respectively, of our net sales, in 2005 and the six months ended June 30, 2006. The loss of LSC as either a customer or a supplier, or any significant reduction in either the amount of product it supplies to us, or the volume of orders it places with us, could materially harm our business and results of operations.
Delays in initiation of production at new facilities, implementing new production techniques or resolving problems associated with technical equipment malfunctions could adversely affect our manufacturing efficiencies.
Our manufacturing efficiency has been and will be an important factor in our future profitability, and we may not be able to maintain or increase our manufacturing efficiency. Our manufacturing and testing processes are complex, require advanced and costly equipment and are continually being modified in our efforts to improve yields and product performance. Difficulties in the manufacturing process can lower yields. Technical or other problems could lead to production delays, order cancellations and lost revenue. In addition, any problems in achieving acceptable yields, construction delays, or other problems in upgrading or expanding existing facilities, building new facilities, problems in bringing other new manufacturing capacity to full production or changing our process technologies, could also result in capacity constraints, production delays and a loss of future revenues and customers. Our operating results also could be adversely affected by any increase in fixed costs and operating expenses related to increases in production capacity if net sales do not increase proportionately, or in the event of a decline in demand for our products.
Our wafer fabrication facility is located in Kansas City, Missouri, while our facilities in Shanghai, China provide assembly, test and packaging capabilities. Any disruption of operations at these facilities could have a material adverse effect on our business, financial condition and results of operations.
We are and will continue to be under continuous pressure from our customers and competitors to reduce the price of our products, which could adversely affect our growth and profit margins.
Prices for our products tend to decrease over their life cycle. There is substantial and continuing pressure from customers to reduce the total cost of purchasing our products. To remain competitive and retain our customers and gain new ones, we must continue to reduce our costs through product and manufacturing improvements. We must also strive to minimize our customers’ shipping and inventory financing costs and to meet their other goals for rationalization of supply and production. We experienced an annual decrease in average selling prices for our products of 3.1% and 15.0% for 2004 and 2005, respectively. At times, average selling prices for some of our standard discrete semiconductors have been below our costs. Our growth and the profit margins of our products will suffer if we cannot effectively continue to reduce our costs and keep our product prices competitive.

Risk factors

Our customer orders are subject to cancellation or modification usually with no penalty. High volumes of order cancellation or reductions in quantities ordered could adversely affect our results of operations and financial condition.
All of our customer orders are subject to cancellation or modification, usually with no penalty to the customer. Orders are generally made on a purchase order basis, rather than pursuant to long-term supply contracts, and are booked from one to twelve months in advance of delivery. The rate of booking new orders can vary significantly from month to month. We, and the semiconductor industry as a whole, are experiencing a trend towards shorter lead-times, which is the amount of time between the date a customer places an order and the date the customer requires shipment. Furthermore, our industry is subject to rapid changes in customer outlook and periods of excess inventory due to changes in demand in the end markets our industry serves. As a result, many of our purchase orders are revised, and may be cancelled, with little or no penalty and with little or no notice. However, we must still commit production and other resources to fulfilling these orders even though they may ultimately be cancelled. If a significant number of orders are cancelled or product quantities ordered are reduced, and we are unable to timely generate replacement orders, we may build up excess inventory and our results of operations and financial condition may suffer.
New technologies could result in the development of new products by our competitors and a decrease in demand for our products, and we may not be able to develop new products to satisfy changes in demand, which could result in a decrease in net sales and loss of market share.
Our product range and new product development program is focused on discrete and analog semiconductor products. Our failure to develop new technologies, or anticipate or react to changes in existing technologies, either within or outside of the discrete semiconductor market, could materially delay development of new products, which could result in a decrease in our net sales and a loss of market share to our competitors. The semiconductor industry is characterized by rapidly changing technologies and industry standards, together with frequent new product introductions. This includes the development of new types of technology or the improvement of existing technologies, such as analog and digital technologies that compete with, or seek to replace discrete semiconductor technology. Our financial performance depends on our ability to design, develop, manufacture, assemble, test, market and support new products and product enhancements on a timely and cost-effective basis. New products often command higher prices and, as a result, higher profit margins. We may not successfully identify new product opportunities or develop and bring new products to market or succeed in selling them into new customer applications in a timely and cost-effective manner.
Products or technologies developed by other companies may render our products or technologies obsolete or noncompetitive and, since we operate primarily in the discrete segment of the broader semiconductor industry, this may have a greater effect on us than it would if we were a broad-line semiconductor manufacturer with a wider range of product types and technologies. Many of our competitors are larger and more established international companies with greater engineering and research and development resources than us. Our failure to identify or capitalize on any fundamental shifts in technologies in our product markets, relative to our competitors, could harm our business, have a material adverse effect on our competitive position within our industry and harm our relationships with our customers. In addition, to remain competitive, we must continue to reduce package sizes, improve manufacturing yields and expand our sales. We may not be able to accomplish these goals, which could harm our business.

Risk factors

We may be subject to claims of infringement of third-party intellectual property rights or demands that we license third-party technology, which could result in significant expense and reduction in our intellectual property rights.
The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights. From time to time, third parties have asserted, and may in the future assert, patent, copyright, trademark and other intellectual property rights to technologies that are important to our business and have demanded, and may in the future demand, that we license their patents and technology. Any litigation to determine the validity of allegations that our products infringe or may infringe these rights, including claims arising through our contractual indemnification of our customers, or claims challenging the validity of our patents, regardless of its merit or resolution, could be costly and divert the efforts and attention of our management and technical personnel. We may not prevail in litigation given the complex technical issues and inherent uncertainties in intellectual property litigation. If litigation results in an adverse ruling we could be required to:

➢	pay substantial damages for past, present and future use of the infringing technology;

➢	cease the manufacture, use or sale of infringing products;

➢	discontinue the use of infringing technology;

➢	expend significant resources to develop non-infringing technology;

➢	pay substantial damages to our customers or end-users to discontinue use or replace infringing technology with noninfringing technology;

➢	license technology from the third party claiming infringement, which license may not be available on commercially reasonable terms, or at all; or

➢	relinquish intellectual property rights associated with one or more of our patent claims, if such claims are held invalid or otherwise unenforceable.
We depend on third party suppliers for timely deliveries of raw materials, parts and equipment, as well as finished products from other manufacturers, and our results of operations could be adversely affected if we are unable to obtain adequate supplies in a timely manner.
Our manufacturing operations depend upon obtaining adequate supplies of raw materials, parts and equipment on a timely basis from third parties. Our results of operations could be adversely affected if we are unable to obtain adequate supplies of raw materials, parts and equipment in a timely manner or if the costs of raw materials, parts or equipment were to increase significantly. Our business could also be adversely affected if there is a significant degradation in the quality of raw materials used in our products, or if the raw materials give rise to compatibility or performance issues in our products, any of which could lead to an increase in customer returns or product warranty claims. Although we maintain rigorous quality control systems, errors or defects may arise from a supplied raw material and be beyond our detection or control. Any interruption in, or change in quality of, the supply of raw materials, parts or equipment needed to manufacture our products could adversely affect our business and harm our results of operations and our reputation with our customers.
In addition, we sell finished products from other manufacturers. Our business could also be adversely affected if there is a significant degradation in the quality of these products. From time to time, such manufacturers may extend lead-times, limit supplies or increase prices due to capacity constraints or other factors. We have no long-term purchase contracts with any of these manufacturers and, therefore, have no contractual assurances of continued supply, pricing or access to finished products that we sell, and any such manufacturer could discontinue supplying to us at any time. Additionally,

Risk factors

some of our suppliers of finished products or wafers compete directly with us and may in the future choose not to supply products to us.
If we do not succeed in continuing to vertically integrate our business, we will not realize the cost and other efficiencies we anticipate and our ability to compete, profit margins and results of operations may suffer.
We are continuing to vertically integrate our business. Key elements of this strategy include continuing to expand the reach of our sales organization, expand our manufacturing capacity, expand our wafer foundry and research and development capability and expand our marketing, product development, package development and assembly/testing operations in company-owned facilities or through the acquisition of established contractors. There are certain risks associated with our vertical integration strategy, including:

➢	difficulties associated with owning a manufacturing business, including, but not limited to, the maintenance and management of manufacturing facilities, equipment, employees and inventories and limitations on the flexibility of controlling overhead;

➢	difficulties in continuing expansion of our operations in Asia and Europe, because of the distance from our U.S. headquarters and differing regulatory and cultural environments;

➢	the need for skills and techniques that are outside our traditional core expertise;

➢	less flexibility in shifting manufacturing or supply sources from one region to another;

➢	even when independent suppliers offer lower prices, we would continue to acquire wafers from our captive manufacturing facility, which may result in us having higher costs than our competitors;

➢	difficulties developing and implementing a successful research and development team; and

➢	difficulties developing, protecting, and gaining market acceptance of, our proprietary technology.
The risks of becoming a fully integrated manufacturer are amplified in an industry-wide slowdown because of the fixed costs associated with manufacturing facilities. In addition, we may not realize the cost, operating and other efficiencies that we expect from continued vertical integration. If we fail to successfully vertically integrate our business, our ability to compete, profit margins and results of operations may suffer.
Part of our growth strategy involves identifying and acquiring companies with complementary product lines or customers. We may be unable to identify suitable acquisition candidates or consummate desired acquisitions and, if we do make any acquisitions, we may be unable to successfully integrate any acquired companies with our operations.
A significant part of our growth strategy involves acquiring companies with complementary product lines, customers or other capabilities. For example, (i) in fiscal year 2000, we acquired FabTech Inc., or FabTech, a wafer fabrication company, in order to have our own wafer manufacturing capabilities, and (ii) in January 2006, we acquired Anachip as an entry into standard logic markets. While we do not currently have any agreements or commitments with respect to any material acquisition, we intend to continue to expand and diversify our operations by making further acquisitions. However, we may be unsuccessful in identifying suitable acquisition candidates, or we may be unable to consummate a desired acquisition. To the extent we do make acquisitions, if we are unsuccessful in integrating these companies or their operations or product lines with our operations, or if integration is more difficult than anticipated, we may experience disruptions that could have a material adverse effect on our business, financial condition and results of operations. In addition, we may not realize all of the benefits we anticipate from any such acquisitions. Some of the risks that may affect our ability to

Risk factors

integrate or realize any anticipated benefits from acquisitions that we may make include those associated with:

➢	unexpected losses of key employees or customers of the acquired company;

➢	bringing the acquired company’s standards, processes, procedures and controls into conformance with our operations;

➢	coordinating our new product and process development;

➢	hiring additional management and other critical personnel;

➢	increasing the scope, geographic diversity and complexity of our operations;

➢	difficulties in consolidating facilities and transferring processes and know-how; difficulties in reducing costs of the acquired entity’s business;

➢	diversion of management’s attention from the management of our business; and

➢	adverse effects on existing business relationships with customers.
We are subject to many environmental laws and regulations that could affect our operations or result in significant expenses.
We are subject to a variety of U.S. federal, state, local and foreign governmental laws, rules and regulations related to the use, storage, handling, discharge or disposal of certain toxic, volatile or otherwise hazardous chemicals used in our manufacturing process both in the United States where our wafer fabrication facility is located, and in China where our assembly, test and packaging facilities are located. Some of these regulations in the United States include the Federal Clean Water Act, Clean Air Act, Resource Conservation and Recovery Act, Comprehensive Environmental Response, Compensation, and Liability Act and similar state statutes and regulations. Any of these regulations could require us to acquire equipment or to incur substantial other expenses to comply with environmental regulations. If we were to incur such additional expenses, our product costs could significantly increase, materially affecting our business, financial condition and results of operations. Any failure to comply with present or future environmental laws, rules and regulations could result in fines, suspension of production or cessation of operations, any of which could have a material adverse effect on our business, financial condition and results of operations. Our operations affected by such requirements include, among others: the disposal of wastewater containing residues from our manufacturing operations through publicly operated treatment works or sewer systems, and which may be subject to volume and chemical discharge limits and may also require discharge permits; and the use, storage and disposal of materials that may be classified as toxic or hazardous. Any of these may result in, or may have resulted in, environmental conditions for which we could be liable.
Some environmental laws impose liability, sometimes without fault, for investigating or cleaning up contamination on, or emanating from, our currently or formerly owned, leased or operated properties, as well as for damages to property or natural resources and for personal injury arising out of such contamination. Such liability may also be joint and several, meaning that we could be held responsible for more than our share of the liability involved, or even the entire share. In addition, the presence of environmental contamination could also interfere with ongoing operations or adversely affect our ability to sell or lease our properties. Environmental requirements may also limit our ability to identify suitable sites for new or expanded plants. Although we conduct environmental due diligence on properties that we operate, our diligence may not have revealed all environmental conditions on those properties. Discovery of additional contamination for which we are responsible, the enactment of new laws and regulations, or changes in how existing requirements are enforced, could require us to incur additional costs for compliance or subject us to unexpected liabilities.

Risk factors

Our products may be found to be defective and, as a result, product liability claims may be asserted against us, which may harm our business and our reputation with our customers.
Our products are typically sold at prices that are significantly lower than the cost of the equipment or other goods in which they are incorporated. For example, our products that are incorporated into a personal computer may be sold for several cents, whereas the computer maker might sell the personal computer for several hundred dollars. Although we maintain rigorous quality control systems, we shipped approximately 10.2 billion individual semiconductor devices in 2005 to customers around the world, and in the ordinary course of our business, we receive warranty claims for some of these products that are defective, or that do not perform to published specifications. Since a defect or failure in our products could give rise to failures in the end products that incorporate them (and consequential claims for damages against our customers from their customers), we may face claims for damages that are disproportionate to the revenues and profits we receive from the products involved. In addition, our ability to reduce such liabilities may be limited by the laws or the customary business practices of the countries where we do business. Even in cases where we do not believe we have legal liability for such claims, we may choose to pay for them to retain a customer’s business or goodwill or to settle claims to avoid protracted litigation. Our results of operations and business could be adversely affected as a result of a significant quality or performance issue in our products, if we are required or choose to pay for the damages that result. Although we currently have product liability insurance, we may not have sufficient insurance coverage, and we may not have sufficient resources, to satisfy all possible product liability claims. In addition, any perception that our products are defective would likely result in reduced sales of our products, loss of customers and harm to our business and reputation.
We may fail to attract or retain the qualified technical, sales, marketing and management personnel required to operate our business successfully.
Our future success depends, in part, upon our ability to attract and retain highly qualified technical, sales, marketing and managerial personnel. Personnel with the necessary expertise are scarce and competition for personnel with these skills is intense. We may not be able to retain existing key technical, sales, marketing and managerial employees or be successful in attracting, assimilating or retaining other highly qualified technical, sales, marketing and managerial personnel in the future. For example, we have faced, and continue to face, intense competition for qualified technical and other personnel in Shanghai, China, where our assembly, test and packaging facilities are located. A number of U.S. and multi-national corporations, both in the semiconductor industry and in other industries, have recently established and are continuing to establish factories and plants in Shanghai, China, and the competition for qualified personnel has increased significantly as a result. If we are unable to retain existing key employees or are unsuccessful in attracting new highly qualified employees, our business, financial condition and results of operations could be materially and adversely affected.
We may not be able to maintain our growth or achieve future growth and such growth may place a strain on our management and on our systems and resources.
Our ability to successfully grow our business within the discrete and analog semiconductor markets requires effective planning and management. Our past growth, and our targeted future growth, may place a significant strain on our management and on our systems and resources, including our financial and managerial controls, reporting systems and procedures. In addition, we will need to continue to train and manage our workforce worldwide. If we are unable to effectively plan and manage our growth effectively, our business and prospects will be harmed and we will not be able to maintain our profit growth or achieve future growth.

Risk factors

Our business may be adversely affected by obsolete inventories as a result of changes in demand for our products and change in life cycles of our products.
The life cycles of some of our products depend heavily upon the life cycles of the end products into which devices are designed. These types of end-market products with short life cycles require us to manage closely our production and inventory levels. Inventory may also become obsolete because of adverse changes in end-market demand. We may in the future be adversely affected by obsolete or excess inventories which may result from unanticipated changes in the estimated total demand for our products or the estimated life cycles of the end products into which our products are designed. In addition, some customers restrict how far back the date of manufacture for our products can be, and therefore some of our products inventory may become obsolete, and thus, adversely affect our results of operations.
If OEMs do not design our products into their applications, a portion of our net sales may be adversely affected.
We expect an increasingly significant portion of net sales will come from products we design specifically for our customers. However, we may be unable to achieve these design wins. In addition, a design win from a customer does not necessarily guarantee future sales to that customer. Without design wins from OEMs, we would only be able to sell our products to these OEMs as a second source, which usually means we are only able to sell a limited amount of product to them. Once an OEM designs another supplier’s semiconductors into one of its product platforms, it is more difficult for us to achieve future design wins with that OEM’s product platform because changing suppliers involves significant cost, time, effort and risk to an OEM. Achieving a design win with a customer does not ensure that we will receive significant revenues from that customer and we may be unable to convert design into actual sales. Even after a design win, the customer is not obligated to purchase our products and can choose at any time to stop using our products, if, for example, its own products are not commercially successful.
We rely heavily on our internal electronic information and communications systems, and any system outage could adversely affect our business and results of operations.
All of our operations, other than FabTech and Anachip, operate on a single technology platform. To manage our international operations efficiently and effectively, we rely heavily on our Enterprise Resource Planning (ERP) system, internal electronic information and communications systems and on systems or support services from third parties. Any of these systems are subject to electrical or telecommunications outages, computer hacking or other general system failure. Difficulties in upgrading or expanding our ERP system or system-wide or local failures that affect our information processing could have material adverse effects on our business, financial condition, results of operations and cash flows.
We are subject to interest rate risk that could have an adverse effect on our cost of working capital and interest expenses.
We have credit facilities with U.S. and Asian financial institutions, as well as other debt instruments, with interest rates equal to LIBOR or similar indices plus a negotiated margin. A rise in interest rates could have an adverse impact upon our cost of working capital and our interest expense. As of June 30, 2006, our outstanding interest-bearing debt was $10.8 million. An increase of 1.0% in interest rates would increase our annual interest rate expense by approximately $108,000.

Risk factors

If we fail to maintain an effective system of internal controls or discover material weaknesses in our internal controls over financial reporting, we may not be able to report our financial results accurately or detect fraud, which could harm our business and the trading price of our Common Stock.
Effective internal controls are necessary for us to produce reliable financial reports and are important in our effort to prevent financial fraud. We are required to periodically evaluate the effectiveness of the design and operation of our internal controls. These evaluations may result in the conclusion that enhancements, modifications or changes to our internal controls are necessary or desirable. While management evaluates the effectiveness of our internal controls on a regular basis, these controls may not always be effective. There are inherent limitations on the effectiveness of internal controls including collusion, management override, and failure of human judgment. Because of this, control procedures are designed to reduce rather than eliminate business risks. In connection with their audit of our financial statements for 2005, our independent registered public accounting firm identified two significant deficiencies in our internal controls, as well as several other deficiencies including a need for additional accounting personnel. If we fail to maintain an effective system of internal controls or if management or our independent registered public accounting firm were to discover material weaknesses in our internal controls, we may be unable to produce reliable financial reports or prevent fraud and it could harm our financial condition and results of operations and result in loss of investor confidence and a decline in our stock price.
Terrorist attacks, or threats or occurrences of other terrorist activities whether in the United States or internationally may affect the markets in which our Common Stock trades, the markets in which we operate and our profitability.
Terrorist attacks, or threats or occurrences of other terrorist or related activities, whether in the United States or internationally, may affect the markets in which our Common Stock trades, the markets in which we operate and our profitability. Future terrorist or related activities could affect our domestic and international sales, disrupt our supply chains and impair our ability to produce and deliver our products. Such activities could affect our physical facilities or those of our suppliers or customers. Such terrorist attacks could cause ports or airports to or through which we ship to be shut down, thereby preventing the delivery of raw materials and finished goods to or from our manufacturing facilities in Shanghai, China or Kansas City, Missouri, or to our regional sales offices. Due to the broad and uncertain effects that terrorist attacks have had on financial and economic markets generally, we cannot provide any estimate of how these activities might affect our future results.
Our early corporate records are incomplete. As a result, we may have difficulty in assessing and defending against claims relating to rights to our common stock purporting to arise during periods for which our records are incomplete.
We were formed in 1959 under the laws of California and reincorporated in Delaware in 1969. We have had several transfer agents over the past 47 years. In addition, our early corporate records, including our stock ledger, are incomplete. As a result, we may have difficulty in assessing and defending against claims relating to rights to our common stock purporting to arise during periods for which our records are incomplete.
RISKS RELATED TO OUR INTERNATIONAL OPERATIONS
Our international operations subject us to risks that could adversely affect our operations.
We expect net sales from foreign markets to continue to represent a significant portion of our total net sales. In addition, the majority of our manufacturing facilities are located overseas in China. In 2005

Risk factors

and in the six months ended June 30, 2006, net sales to customers outside the United States represented 74.4% and 76.0%, respectively, of our net sales. There are risks inherent in doing business internationally, and any or all of the following factors could cause harm to our business:

➢	changes in, or impositions of, legislative or regulatory requirements, including tax laws in the United States and in the countries in which we manufacture or sell our products;

➢	compliance with trade or other laws in a variety of jurisdictions;

➢	trade restrictions, transportation delays, work stoppages, and economic and political instability;

➢	changes in import/export regulations, tariffs and freight rates;

➢	difficulties in collecting receivables and enforcing contracts;

➢	currency exchange rate fluctuations;

➢	restrictions on the transfer of funds from foreign subsidiaries to the United States;

➢	the possibility of international conflict, particularly between or among China and Taiwan and the United States;

➢	legal regulatory, political and cultural differences among the countries in which we do business; and

➢	longer customer payment terms.
We have significant operations and assets in China, Taiwan and Hong Kong and, as a result, will be subject to risks inherent in doing business in those jurisdictions, which may adversely affect our financial performance.
We have a significant portion of our assets in mainland China, Taiwan and Hong Kong. Our ability to operate in China, Taiwan and Hong Kong may be adversely affected by changes in those jurisdictions’ laws and regulations, including those relating to taxation, import and export tariffs, environmental regulations, land use rights, property and other matters. In addition, our results of operations in China, Taiwan and Hong Kong are subject to the economic and political situation there. We believe that our operations in China, Taiwan and Hong Kong are in compliance with all applicable legal and regulatory requirements. However, the central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations.
Changes in the political environment or government policies in those jurisdictions could result in revisions to laws or regulations or their interpretation and enforcement, increased taxation, restrictions on imports, import duties or currency revaluations. In addition, a significant destabilization of relations between or among China, Taiwan or Hong Kong and the United States could result in restrictions or prohibitions on our operations or the sale of our products or the forfeiture of our assets in these jurisdictions. There can be no certainty as to the application of the laws and regulations of these jurisdictions in particular instances. Enforcement of existing laws or agreements may be sporadic and implementation and interpretation of laws inconsistent. Moreover, there is a high degree of fragmentation among regulatory authorities, resulting in uncertainties as to which authorities have jurisdiction over particular parties or transactions. The possibility of political conflict between these countries or with the United States could have an adverse impact upon our ability to transact business in these jurisdictions and to generate profits.

Risk factors

We are subject to foreign currency risk as a result of our international operations.
We face exposure to adverse movements in foreign currency exchange rates, primarily to some Asian currencies and, to a lesser extent, the Euro. For example, many of our employees, who are located in China are paid in the Chinese Yuan and, accordingly, an increase in the value of the Yuan compared to the U.S. dollar could increase our operating expenses. In addition, we sell our products in various currencies and, accordingly, a decline in the value of any such currency against the U.S. dollar, which is our primary functional currency, could create a decrease in our net sales. Our foreign currency risk may change over time as the level of activity in foreign markets grows and could have an adverse impact upon our financial results. These currencies are principally the Chinese Yuan, the Taiwanese dollar, the Japanese Yen, the Euro and the Hong Kong dollar. The Chinese government has recently taken action to permit the Yuan to U.S. dollar exchange rate to fluctuate, which may exacerbate our exposure to foreign currency risk and harm our results of operations. We do not usually employ hedging techniques designed to mitigate foreign currency exposures and, therefore, we could experience currency losses as these currencies fluctuate against the U.S. dollar.
We may not continue to receive preferential tax treatment in China, thereby increasing our income tax expense and reducing our net income.
As an incentive for establishing our first Shanghai-based manufacturing subsidiary, which we refer to as Diodes-China, in 1996 and in accordance with the taxation policies of China, Diodes-China, received preferential tax treatment for the years ended December 31, 1996 through December 31, 2005.
Diodes-China is located in the Songjiang district, where the standard central government tax rate is 24.0%. However, as an incentive for establishing Diodes-China, the earnings of Diodes-China were subject to a 0% tax rate by the central government from 1996 through 2000, and to a 12.0% tax rate from 2001 through 2005. For 2006 and future years, Diodes-China’s earnings will continue to be subject to a 12.0% tax rate provided it exports at least 70.0% of its net sales. In addition, due to an $18.5 million permanent re-investment of Diodes-China earnings in 2004, Diodes-China has applied to the Chinese government for additional preferential tax treatment on earnings that are generated by this $18.5 million investment. If approved, those earnings will be exempted from central government income tax for two years, and then subject to a 12.0% tax rate for the following three years.
In addition, the earnings of Diodes-China would ordinarily be subject to a standard local government tax rate of 3.0%. However, as an incentive for establishing Diodes-China the local government waived this tax from 1996 through 2005. Management expects this tax to be waived for the year of 2006; however, the local government can re-impose this tax at any time at its discretion.
In 2004, we established our second Shanghai-based manufacturing facility, Diodes-Shanghai, located in the Songjiang Export Zone of Shanghai, China. In the Songjiang Export Zone, the central government standard tax rate is 15.0%. There is no local government tax. During 2004, Diodes-Shanghai earnings were subject to the standard 15.0% central government tax rate. As an incentive for establishing Diodes-Shanghai, for 2005 and 2006 the earnings of Diodes-Shanghai are exempted from central government income tax, and for the years 2007 through 2009 its earnings will be subject to a 7.5% tax rate. From 2010 onward, provided that Diodes-Shanghai exports over 70% of its net sales, its earnings will be subject to a 10.0% tax rate.
We may not be able to continue receiving this preferential tax treatment, which may cause an increase in our income tax expense, thereby reducing our net income.

Risk factors

The distribution of any earnings of our foreign subsidiaries to the United States may be subject to U.S. income taxes, thus reducing our net income.
We are currently planning, and may in the future plan, to distribute earnings of our foreign subsidiaries from Asia to the United States. We may be required to pay U.S. income taxes on these earnings to the extent we have not previously recorded deferred U.S. taxes on such earnings. Any such taxes would reduce our net income in the period in which these earnings are distributed.
On October 22, 2004, the American Jobs Creation Act, or AJCA, was signed into law. Among other items, the AJCA establishes a phased repeal of the extraterritorial income exclusion, a new incentive tax deduction for U.S. corporations to repatriate cash from foreign subsidiaries equal to 85% of cash dividends received in the year elected that exceeds a base-period amount, and significantly revises the taxation of U.S. companies doing business abroad.
At December 31, 2004, we made a minimum estimate for repatriating cash from our subsidiaries in China and Hong Kong of $8.0 million under the AJCA, and recorded an income tax expense of approximately $1.3 million. Under the guidelines of the AJCA, we developed a required domestic reinvestment plan, covering items such as U.S. bank debt repayment, U.S. capital expenditures and U.S. research and development activities, among others, to cover the dividend repatriation. During 2005, we completed a quantitative analysis of the benefits of the AJCA, the foreign tax credit implications, and state and local tax consequences of the impact of the AJCA on our plans for repatriation. Based on the analysis, we repatriated $24.0 million from our foreign subsidiaries in 2005.
We are evaluating the need to provide additional deferred taxes for the future earnings of our foreign subsidiaries to the extent such earnings may be appropriated for distribution to our corporate office in North America, and as further investment strategies with respect to foreign earnings are determined. Should our North American cash requirements exceed the cash that is provided through the domestic credit facilities, cash can be obtained from our foreign subsidiaries. However, the distribution of any unappropriated funds to the U.S. will require the recording of income tax provisions on the U.S. entity, thus reducing net income. As of June 30, 2006, we have recorded approximately $1.0 million in deferred taxes for earnings of our foreign subsidiaries.
RISKS RELATED TO AN INVESTMENT IN THE NOTES
We will have a significant amount of debt following this offering. Our substantial indebtedness could adversely affect our business, financial condition and results of operations and our ability to meet our payment obligations under the notes and our other debt.
Following this offering, we will have a significant amount of debt and substantial debt service requirements. As of August 31, 2006, we had no outstanding debt, and, after giving effect to this offering, we would have had approximately $200.0 million of outstanding debt ($230.0 million, if the underwriters exercise their over-allotment option in full). In addition, $20.0 million is available for future borrowings under our senior secured credit facility, and we are permitted under the terms of our debt agreements to incur substantial additional debt.
This level of debt could have significant consequences on our future operations, including:

➢	making it more difficult for us to meet our payment and other obligations under the notes and our other outstanding debt;

➢	resulting in an event of default if we fail to comply with the financial and other restrictive covenants contained in our debt agreements, which event of default could result in all of our debt becoming immediately due and payable and, in the case of an event of default under our secured

Risk factors

debt, such as our senior secured credit facility, could permit the lenders to foreclose on our assets securing that debt;

➢	reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes, and limiting our ability to obtain additional financing for these purposes;

➢	subjecting us to the risk of increased sensitivity to interest rate increases on our indebtedness with variable interest rates, including borrowings under our senior secured credit facility;

➢	limiting our flexibility in planning for, or reacting to, and increasing our vulnerability to, changes in our business, the industry in which we operate and the general economy; and

➢	placing us at a competitive disadvantage compared to our competitors that have less debt or are less leveraged.
Any of the above-listed factors could have an adverse effect on our business, financial condition and results of operations and our ability to meet our payment obligations under the notes and our other debt.
The notes will not be secured by any of our assets, and our secured debt will have claims with respect to our assets superior to the notes.
The notes are our senior, unsecured obligations and will rank equally in right of payment with all of our existing and future senior unsecured indebtedness and junior to any of our existing and future secured indebtedness to the extent of the security therefor (including our senior secured credit facility). However, the indebtedness we incur under our senior secured credit facility is secured by substantially all of our assets. As of August 31, 2006, we had no senior indebtedness outstanding, and $20.0 million was available for future borrowings under our senior secured credit facility. In addition, future indebtedness that we incur may be secured by our assets. If we become insolvent or are liquidated, or if payment of any secured indebtedness is accelerated, the holders of the secured indebtedness will be entitled to exercise the remedies available to secured lenders under applicable law, including the ability to foreclose on and sell the assets securing such indebtedness in order to satisfy such indebtedness. In any such case, any remaining assets may be insufficient to repay the notes.
The notes will be structurally subordinated to the indebtedness of our subsidiaries.
The notes will not be guaranteed by our subsidiaries and, accordingly, will be effectively subordinated to all indebtedness and other liabilities of our subsidiaries (including trade payables). As of August 31, 2006, our subsidiaries had approximately $5.7 million of liabilities outstanding to which the notes will be structurally subordinate. Upon any distribution to creditors in a bankruptcy, liquidation, reorganization or similar proceeding relating to any of our subsidiaries or their property, the creditors of that subsidiary will be entitled to be paid in full before the subsidiary will be able to distribute any assets to us to satisfy our obligations, including our obligations under the notes. The assets of that subsidiary may not be sufficient to pay all of its creditors, in which case holders of the notes would not be entitled to receive any payments on their notes from the assets of that subsidiary. In addition, our subsidiaries may, from time to time, be subject to certain contractual or other restrictions on their ability to make distributions or loans to us, including restrictions contained in our senior secured credit facility, which in turn could adversely affect our ability to make payments on the notes. The indenture for the notes will not prohibit us or limit any of our subsidiaries from incurring any indebtedness or other liabilities. In the event of a bankruptcy, liquidation or dissolution of a subsidiary, following payment by the subsidiary of its liabilities, the subsidiary may not have sufficient assets to make payments to us.

Risk factors

We may be unable to pay interest on the notes, repurchase the notes for cash when required by the holders, including following a fundamental change, or to pay the cash portion of the conversion value upon conversion of any notes by the holders.
The notes bear interest semi-annually at a rate of 2.25% per year, and in certain circumstances, we are required to pay contingent interest to holders of the notes. Holders of the notes have the right to require us to repurchase the notes on October 1, 2011, October 1, 2016 and October 1, 2021 or upon the occurrence of a fundamental change prior to maturity as described under “Description of notes—Purchase of Notes by Us at the Option of the Holder” and “—Holders May Require Us to Repurchase Their Notes Upon a Fundamental Change.” Moreover, upon conversion of the notes, we are required to settle a portion of the conversion value in cash. Any of our future debt agreements may contain, similar repurchase and cash settlement provisions. We may not have sufficient funds to make the required cash payment upon conversion or to purchase or repurchase the notes in cash at such time or the ability to arrange necessary financing on acceptable terms. In addition, our ability to pay cash upon conversion or to purchase or repurchase the notes in cash may be limited by law or the terms of agreements relating to our debt outstanding at the time. However, if we fail to pay interest on the notes, repurchase or purchase the notes or pay cash upon conversion as required by the indenture, it would constitute an event of default under the indenture governing the notes, which, in turn, would constitute an event of default under our senior secured credit facility and could cause an event of default under our other debt agreements. An event of default under our senior secured credit facility or our other debt agreements would permit the lenders to accelerate the repayment of such indebtedness, and we may not have sufficient funds to repay such indebtedness and the notes, and we may not be able to find alternative financing on acceptable terms, if at all. In addition, in the case of an event of default under our secured indebtedness such as our senior secured credit facility, the lenders may be permitted to foreclose on our assets securing that indebtedness.
The make whole amount payable on notes converted in connection with certain fundamental changes may not adequately compensate you for the lost option time value of your notes as a result of such transaction.
If certain transactions that constitute a fundamental change occur prior to October 1, 2011, under certain circumstances, we will increase, for the time period described herein, the conversion rate by a number of additional shares for any conversions of notes in connection with such transaction. The number of additional shares will be determined based on the date on which the fundamental change becomes effective and the price paid per share of our common stock in the transaction constituting a fundamental change, as described below under “Description of notes—Conversion Rights—Adjustment to the conversion rate upon the occurrence of a make-whole fundamental change.” Although the number of additional shares is designed to compensate you for the lost option time value of your notes as a result of such transaction, the make whole amount is only an approximation of such lost value and may not adequately compensate you for such loss. In addition, if such transaction occurs on or after October 1, 2011, or if the price of our common stock on the conversion date is less than $41.88 or greater than $200.00, the conversion rate will not be increased. Moreover, in no event will the total number of shares of common stock issuable upon conversion as a result of this adjustment exceed 23.8777 per $1,000 principal amount of notes, subject to adjustments in the same manner as the conversion rate set forth under “Description of notes—Conversion Rights—The increase in the conversion rate.” Our obligation to increase the conversion rate in connection with any such specified corporate transaction could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

Risk factors

Some significant restructuring transactions may not constitute a fundamental change, in which case we would not be obligated to offer to repurchase the notes.
Upon the occurrence of a fundamental change, you have the right to convert your notes or require us to offer to repurchase the notes. However, the fundamental change provisions will not afford protection to holders of notes in the event of certain transactions. For example, transactions such as leveraged recapitalizations, refinancings, restructurings or acquisitions initiated by us would not constitute a fundamental change requiring us to repurchase the notes or enabling you to convert your notes. In the event of any such transaction, the holders would not have the right to convert their notes or require us to repurchase their notes, even though each of these transactions could increase the amount of our indebtedness, or otherwise adversely affect our capital structure or any credit ratings, thereby adversely affecting the holders of notes.
There is currently no public market for the notes, and an active trading market may not develop for the notes. The failure of a market to develop for the notes could adversely affect the liquidity and value of your notes.
The notes are a new issue of securities, and there is no existing market for the notes. Moreover, the notes will not be listed on any securities exchange or quoted on any automated quotation system. A market may not develop for the notes, and there can be no assurance as to the liquidity of any market that may develop for the notes. If an active, liquid market does not develop for the notes, the market price and liquidity of the notes may be adversely affected. If any of the notes are traded after their initial issuance, they may trade at a discount from their initial offering price.
The liquidity of the trading market, if any, and future trading prices of the notes will depend on many factors, including, among other things, the market price of our common stock, our ability to register the resale of the notes and the shares of common stock issuable upon conversion of the notes, prevailing interest rates, our operating results, financial performance and prospects, the market for similar securities and the overall securities market, and may be adversely affected by unfavorable changes in these factors. Historically, the market for convertible debt has been subject to disruptions that have caused volatility in prices. It is possible that the market for the notes will be subject to disruptions which may have a negative effect on the holders of the notes, regardless of our operating results, financial performance or prospects.
The conditional conversion feature of the notes could result in your receiving less than the value of the common stock into which a note is convertible.
The notes are convertible into shares of our common stock only if specified conditions are met. If these conditions are not met, you will not be able to convert your notes, and you may not be able to receive the value of the common stock into which the notes would otherwise be convertible.
Upon conversion of the notes, we will pay a settlement amount consisting of cash and, at our option, cash or shares of our common stock or a combination of cash and shares of our common stock, if any, based upon a specified observation period, and you may receive less proceeds than expected because the value of our common stock may decline after you exercise your conversion right.
The conversion value that you will receive upon conversion of your notes is based on a daily conversion value, as described in this prospectus, calculated on a proportionate basis for each day of the relevant 20 trading-day observation period. Generally, we will satisfy our conversion obligation to holders by paying cash equal to the principal amount of a note and by delivering, at our option, cash or shares of our common stock or a combination of cash and shares of our common stock, based on a

Risk factors

daily conversion value calculated on a proportionate basis for each day of the 20 trading-day observation period, in excess of such principal amount. Accordingly, upon conversion of a note, holders might not receive any shares of our common stock, or they might receive fewer shares of common stock relative to the conversion value of the note as of the conversion date. In addition, because of the 20 trading-day observation period, settlement will be delayed until at least the 23rd trading day following the related conversion date. See “Description of notes.” In addition, upon conversion of the notes, you may receive less proceeds than expected because the price of our common stock may decrease (or not appreciate as much as you may expect) between the conversion date and the day the settlement amount of your notes is determined.
The notes do not restrict our ability to take certain actions that could negatively impact holders of the notes.
We are not restricted under the terms of the notes from incurring additional debt, including secured debt that would rank senior to the notes or any debt that would be equal in right of payment to the notes. In addition, the limited covenants applicable to the notes do not require us to achieve or maintain any minimum financial results relating to our financial position or results of operations. Our ability to recapitalize, incur additional debt and take a number of other actions that are not limited by the terms of the notes could have the effect of diminishing our ability to make payments on the notes when due. Certain of our other debt instruments may, however, restrict these and other actions.
The price of our common stock, and therefore of the notes, may fluctuate significantly, and this may make it difficult for you to resell the notes or common stock issuable upon conversion of the notes when you want or at prices you find attractive.
The price of our common stock on the Nasdaq Global Select Market constantly changes. During 2005, the closing sale price of our common stock ranged from $13.05 to $34.94 (in each case adjusted for a three-for-two stock split we effected in December 2005), and during the first three quarters of 2006, the closing sale price of our common stock ranged from $31.02 to $47.58. The closing sale price on October 5, 2006 was $41.88. We expect that the market price of our common stock will continue to fluctuate. In addition, because the notes are convertible into our common stock, volatility or depressed prices for our common stock could have a similar effect on the trading price of the notes.
Our stock price may fluctuate as a result of a variety of factors, many of which are beyond our control. These factors include:

➢	quarterly variations in our operating results;

➢	operating results that vary from the expectations of management, securities analysts and investors;

➢	changes in expectations as to our future financial performance;

➢	announcements of innovations, new products and technology, strategic developments, significant contracts, acquisitions and other material events by us or our competitors;

➢	the operating and securities price performance of other companies that investors believe are comparable to us;

➢	future sales of our equity or equity-related securities;

➢	changes in general conditions in our industry and in the economy, the financial markets and the domestic or international political situation;

➢	developments or disputes (including lawsuits); and

➢	departures of key personnel.

Risk factors

In addition, in recent years, the stock market in general has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons often unrelated to their operating performance. These broad market fluctuations may adversely affect our stock price, regardless of our operating results.
Furthermore, the price of our common stock also could be affected by possible sales of our common stock by investors who view the notes as a more attractive means of equity participation in us and by hedging or arbitrage trading activity that we expect to develop involving our common stock. The hedging or arbitrage could, in turn, affect the trading prices of the notes.
We may enter into future acquisitions and take certain actions in connection with such acquisitions that could affect the price of our common stock, and therefore the price of the notes.
As part of our growth strategy, we expect to review acquisition prospects that would implement our vertical integration strategy or offer other growth opportunities. While we have no current agreements or commitments with respect to any material acquisitions, we may acquire businesses, products or technologies in the future. In the event of future acquisitions, we could:

➢	use a significant portion of our available cash;

➢	issue equity securities, which would dilute current stockholders’ percentage ownership;

➢	incur substantial debt;

➢	incur or assume contingent liabilities, known or unknown;

➢	incur amortization expenses related to intangibles; and

➢	incur large, immediate accounting write-offs.
Such actions by us could harm our results from operations and adversely affect the price of our common stock. Since the notes are convertible into our common stock, an adverse effect on the price of our common stock could have a similar effect on the trading price of our notes.
Our directors, executive officers and significant stockholders hold a substantial portion of our common stock, which may lead to conflicts with other stockholders over corporate transactions and other corporate matters.
Our directors, executive officers and our affiliate, LSC, beneficially own approximately 32.4% of our outstanding common stock, including options to purchase shares of our common stock that are exercisable within 60 days of October 3, 2006. These stockholders, acting together, will be able to influence significantly all matters requiring stockholder approval, including the election of directors and significant corporate transactions such as mergers or other business combinations. This control may delay, deter or prevent a third party from acquiring or merging with us, which could adversely affect the market price of our common stock.
LSC, our largest stockholder, owns approximately 22.3% of our common stock as of October 3, 2006. Some of our directors and executive officers may have potential conflicts of interest because of their positions with LSC or their ownership of LSC Common Stock. Some of our directors are LSC directors and officers, and our non-employee Chairman of our Board of Directors is Chairman of the board of LSC. Several of our directors and executive officers own LSC Common Stock and hold options to purchase LSC Common Stock. Service on our Board of Directors and as a director or officer of LSC, or ownership of LSC Common Stock by our directors and executive officers, could create, or appear to create, actual or potential conflicts of interest when directors and officers are faced

Risk factors

with decisions that could have different implications for LSC and us. For example, potential conflicts could arise in connection with decisions involving the Common Stock owned by LSC, or under the other agreements we may enter into with LSC. LSC was our largest external supplier of discrete semiconductor products for subsequent sale by us. In 2005 and the six months ended June 30, 2006, approximately 17.2% and 13.6%, respectively, of our net sales were from products manufactured by LSC. In addition to being our largest external supplier of finished products in each of these periods, we sold silicon wafers to LSC totaling 9.6% and 6.5%, respectively, of our net sales during such periods, making LSC our largest customer.
We may have difficulty resolving any potential conflicts of interest with LSC, and even if we do, the resolution may be less favorable than if we were dealing with an entirely unrelated third party.
Future sales of our common stock in the public market or the issuance of securities senior to our common stock could adversely affect the trading price of our common stock and the value of the notes and our ability to raise funds in new stock offerings.
Future sales of substantial amounts of our common stock or equity-related securities in the public market, or the perception that such sales could occur, could adversely affect prevailing trading prices of our common stock and the value of the notes and could impair our ability to raise capital through future offerings of equity or equity-related securities. We may issue common stock or equity securities senior to our common stock in the future for a number of reasons, including to finance our operations and business strategy, to adjust our ratio of debt to equity, to satisfy our obligations upon the exercise of options or for other reasons. LSC, our largest stockholder, owned approximately 22.3% of our common stock as at October 3, 2006. Any future sales of our common stock by Lite-On Semiconductor, or a perception among investors that such sales may occur, could negatively affect the trading price of our common stock and the value of the notes. No prediction can be made as to the effect, if any, that future sales or issuance of shares of our common stock or other equity securities, or the availability of shares of common stock or such other equity securities for future sale or issuance, will have on the trading price of our common stock or the value of the notes.
If you hold notes, you will not be entitled to any rights with respect to our common stock, but you will be subject to all changes made with respect to our common stock.
If you hold notes, you will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but you will be subject to all changes affecting our common stock. You will have rights with respect to our common stock only if you convert your notes, which you are permitted to do only in limited circumstances described herein. For example, in the event that an amendment is proposed to our articles of incorporation or bylaws requiring shareholder approval and the record date for determining the shareholders of record entitled to vote on the amendment occurs prior to delivery of our common stock to you, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock.
The conversion rate of the notes may not be adjusted for all dilutive events, including third-party tender or exchange offers that may adversely affect the trading price of the notes or the common stock issuable upon conversion of the notes.
The conversion rate of the notes is subject to adjustment upon certain events, including the issuance of stock dividends on our common stock, the issuance of rights or warrants, subdivisions, combinations, distributions of capital stock, indebtedness or assets, cash dividends and issuer tender or exchange offers as described under “Description of notes—Conversion Rights—Adjustments to the conversion

Risk factors

rate.” The conversion rate will not be adjusted for certain other events, such as third-party tender or exchange offers, that may adversely affect the trading price of the notes or the common stock issuable upon conversion of the notes.
In addition, in no event will the conversion rate be adjusted to an amount that exceeds 23.8777 shares per $1,000 principal amount of notes, subject to adjustments in the same manner as the conversion rate. See “Description of notes—Conversion Rights—Adjustments to the conversion rate.”
Conversion of the notes will dilute the ownership interest of existing shareholders, including holders who had previously converted their notes.
To the extent we issue common stock upon conversion of the notes, the conversion of some or all of the notes will dilute the ownership interests of existing shareholders, including holders who have received common stock upon prior conversion of the notes. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the notes may encourage short selling by market participants because the conversion of the notes could depress the price of our common stock.
The repurchase rights and the increased conversion rate triggered by a make-whole fundamental change could discourage a potential acquiror.
The repurchase rights in the notes triggered by a fundamental change, as described under the heading “Description of notes—Holders May Require Us to Repurchase Their Notes Upon a Fundamental Change,” and the increased conversion rate triggered by a make-whole fundamental change, as described under the heading “Description of notes—Conversion Rights—Adjustment to the conversion rate upon the occurrence of a make-whole fundamental change,” could discourage a potential acquiror.
The notes may not be rated or may receive a lower rating than anticipated.
We do not intend to seek a rating on the notes. However, if one or more rating agencies rates the notes and assigns the notes a rating lower than the rating expected by investors, or reduces their rating in the future the market price of the notes and our common stock could be harmed.
You are urged to consider the United States federal income tax consequences of owning the notes.
We and each holder will agree in the indenture to treat the notes for United States federal income tax purposes as contingent payment debt instruments subject to United States federal income tax rules applicable to contingent payment debt instruments and, for purposes of those rules, to treat the fair market value of any stock received upon any conversion or otherwise of the notes as a contingent payment. Under that treatment, a taxable U.S. holder (as defined herein) will be required to include interest in taxable income in each year significantly in excess of the amount of interest payments, including contingent interest payments, actually received by it in that year. You will recognize gain or loss on the sale, repurchase, exchange, conversion or redemption of a note in an amount equal to the difference between the amount realized, including the fair market value of any of our common stock received, and your adjusted tax basis in the note. Any gain recognized by you on the sale, repurchase, exchange, conversion or redemption of a note generally will be treated as ordinary interest income and any loss will be treated as ordinary loss to the extent of the interest previously included in income and, thereafter, as capital loss. A discussion of the United States federal income tax consequences of the purchase, ownership, conversion and other disposition of the notes is included in this prospectus under the heading “Material U.S. federal income tax considerations.”

Risk factors

If we pay a cash dividend on our common stock, we are required under the indenture, subject to certain exceptions, to adjust the conversion rate. As a result of the adjustment to the conversion rate, you may be deemed to have received a taxable dividend subject to United States federal income tax without the receipt of any cash. In addition, if you are a non-U.S. holder (as defined herein), such deemed dividend may be subject to United States federal withholding tax at a 30% rate or such lower rate as may be specified by an applicable treaty. See “Material U.S. federal income tax considerations.”
Anti-takeover effects of certain provisions of Delaware law and our certificate of incorporation and by-laws
Some provisions of Delaware law, our certificate of incorporation and by-laws may be deemed to have an anti-takeover effect and may delay or prevent a tender offer to takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.
  Section 203 of Delaware General Corporation Law
Section 203 of the Delaware General Corporation Law prohibits transactions between a Delaware corporation and an “interested stockholder,” which is defined as a person who, together with any affiliates or associates, beneficially owns, directly or indirectly, 15.0% or more of the outstanding voting shares of a Delaware corporation. This provision prohibits certain business combinations between an interested stockholder and a Delaware corporation for a period of three years after the date the stockholder becomes an interested stockholder, unless:

➢	either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder is approved by the corporation’s board of directors prior to the date the interested stockholder becomes an interested stockholder;

➢	the interested stockholder acquired at least 85.0% of the voting stock of the corporation (other than stock held by directors who are also officers or be certain employee stock plans) in the transaction in which the stockholder became an interested stockholder; or

➢	the business combination is approved by a majority of the board of directors and by the affirmative vote of 66.66% of the outstanding voting stock that is not owned by the interested stockholder.
For this purpose, business combinations include mergers, consolidations, sales or other dispositions of assets having an aggregate value in excess of 10.0% of the aggregate market value of the consolidated assets or outstanding stock of the corporation, and certain transactions that would increase the interested stockholder’s proportionate share ownership in the corporation.
  Certificate of Incorporation and Bylaw Provisions
Provisions of our certificate of incorporation and bylaws may have the effect of making it more difficult for a third party to acquire control of our company. In particular, our bylaws authorize our board of directors to issue, without further action by the stockholders, up to 1,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Special note regarding forward-looking statements
Many of the statements included in this prospectus or incorporated by reference in this prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”) and information relating to our company. We generally identify forward-looking statements by the use of terminology such as “may,” “will,” “could,” “should,” “potential,” “continue,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe,” or similar phrases or the negatives of such terms. We base these statements on our beliefs as well as assumptions we made using information currently available to us. Such statements are subject to risks, uncertainties and assumptions, including those identified in “Risk factors,” as well as other matters not yet known to us or not currently considered material by us. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. Forward-looking statements do not guarantee future performance and should not be considered as statements of fact.
You should not unduly rely on these forward-looking statements, which speak only as of the date of this prospectus. Unless required by law, we undertake no obligation to publicly update or revise any forward-looking statements to reflect new information or future events or otherwise. You should, however, review the factors and risks we describe in our annual, quarterly and other reports we will file with the Securities and Exchange Commission, or SEC, after the date of this prospectus. See “Where you can find additional information.”

Use of proceeds
We estimate that the net proceeds to us from the sale of the notes that we are offering will be approximately $194,248,590 after the payment of underwriting discounts and commissions and the estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate the net proceeds to us from this offering to be approximately $223,461,090.
We intend to use the net proceeds from this offering for working capital and other general corporate purposes, including acquisitions. We have no current agreements or commitments with respect to any material acquisition. Accordingly, our management will have broad discretion in applying the net proceeds of this offering.
Pending application of the net proceeds, as described above, we intend to invest the net proceeds of this offering in short-term, investment-grade, interest-bearing securities.
Market price of common stock
Our common stock is listed on the Nasdaq Global Select Market under the symbol “DIOD”. The following table sets forth the quarterly range of high and low reported sale prices of our common stock on the Nasdaq Global Select Market for the periods indicated:

	Common stock price

	High	Low

Year ended December 31, 2004
First quarter	$16.78	$12.68
Second quarter	16.53	13.89
Third quarter	17.24	11.22
Fourth quarter	19.49	14.39
Year ended December 31, 2005
First quarter	$18.31	$13.05
Second quarter	22.34	16.79
Third quarter	25.93	20.63
Fourth quarter	34.94	23.09
Year ended December 31, 2006
First quarter	$41.50	31.02
Second quarter	43.84	31.65
Third Quarter	47.58	32.46
Fourth Quarter (through October 5, 2006)	45.35	41.14
In December 2005, we effected a three-for-two stock split in the form of a 50% stock dividend. The sales prices above prior to such date have been adjusted to reflect the stock split.
On October 5, 2006, the last sale price per share for our common stock as reported on the Nasdaq Global Select Market was $41.88 per share. As of October 3, 2006, there were approximately 540 holders of record of our common stock.

Dividend policy
We have never declared or paid cash dividends on our common stock. Our senior secured credit facility permits us to pay dividends to our stockholders to the extent that any such dividends declared or paid in any fiscal year do not exceed 50% of our net profit after taxes for such fiscal year. The payment of dividends is within the discretion of our Board of Directors, and will depend upon, among other things, our earnings, financial condition, capital requirements, and general business conditions.

Capitalization
The following table sets forth our cash and capitalization as of June 30, 2006:

➢	on an actual basis; and

➢	on an as adjusted basis to give effect to the sale of the notes by us in this offering resulting in estimated proceeds of $194,248,590, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.
You should read this table together with our consolidated financial statements and related notes contained in our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006, which is incorporated by reference in this prospectus.

	As of June 30, 2006

	Actual	As adjusted

	(unaudited)
	(in thousands, except
	share and per share data)
Cash, cash equivalents and short-term investments	$100,332	$294,581

2.25% Convertible Senior Notes due 2026	—	200,000
Other long-term debt	4,043	4,043
Total long-term debt	$4,043	$204,043
Stockholders’ equity:
Preferred stock, par value $1.00 per share, 1,000,000 shares authorized, no shares issued and outstanding, actual and as adjusted	—	—
Common stock, par value $0.66 2/3 per share, 70,000,000 shares authorized, 25,541,588 shares issued, actual and as adjusted	17,059	17,059
Additional paid-in capital	103,078	103,078
Retained earnings	135,356	135,356
Less: Accumulated other comprehensive loss	(252)	(252)

Total stockholders’ equity	255,241	255,241

Total capitalization	$259,284	$459,284

The table above excludes:

➢	2,031,163 shares of common stock issuable under our stock incentive plans under which (i) options to purchase 3,601,194 shares of common stock at a weighted average exercise price of $12.62 per share and (ii) unvested awards of 543,868 shares of restricted common stock, were outstanding; and

➢	shares of common stock initially issuable upon conversion of the notes offered hereby.

Description of notes
We will issue the notes under an indenture to be dated as of October 12, 2006, between us and Union Bank of California, N.A., as trustee. The trustee’s main role is to enforce your rights against us if there is a default under the indenture. We describe some of the limitations on the extent to which the trustee acts on your behalf under “—Events of Default” below. We have appointed the trustee to act as the initial conversion agent, registrar and paying agent, and the trustee has agreed to perform administrative duties for us, such as arranging for interest payments and mailing notices under the indenture.
The following summary of the terms of the notes and the indenture does not purport to be complete and is subject, and qualified in its entirety by reference, to the detailed provisions of the notes and the indenture. We will provide copies of the indenture to you upon request, and the indenture is also available for inspection at the office of the trustee. The notes and the indenture, and not this description, define your legal rights as a holder of the notes.
For purposes of this summary, the terms “Diodes,” “we,” “us” and “our” refer only to Diodes Incorporated and not to any of its subsidiaries, unless we specify otherwise. Unless the context requires otherwise, the term “interest” includes “contingent interest.”
GENERAL
The notes we are offering:

➢	will be limited to $200.0 million aggregate principal amount, or $230.0 million if the underwriters exercise their over-allotment option in full;

➢	will bear interest at a rate of 2.25% per annum, payable semi-annually in arrears on April 1 and October 1 of each year, beginning on April 1, 2007, to holders of record at the close of business on the immediately preceding March 15 and September 15, respectively, except as described under “—Interest Payments;”

➢	will pay contingent interest as described under “—Contingent Interest;”

➢	will be issued in denominations of integral multiples of $1,000 principal amount;

➢	will be our senior unsecured indebtedness and will rank equally in right of payment to all of our existing and future senior unsecured indebtedness and junior to any of our existing and future secured indebtedness to the extent of the security therefor (including our senior secured credit facility), will not be guaranteed by our subsidiaries and, accordingly, will be effectively subordinated to the existing and future indebtedness and other liabilities of our subsidiaries (including trade payables);

➢	will be convertible into cash or, at our option, cash and shares of our common stock, based on an initial conversion rate of 17.0946 shares per $1,000 principal amount of notes (which represents an initial conversion price of approximately $58.50 per share) under the conditions and subject to the adjustments described under “—Conversion rights;”

➢	will be redeemable by us, in whole or in part, by us at any time on or after October 1, 2011, at a redemption price in cash equal to 100% of the principal amount of the notes we redeem, plus accrued and unpaid interest to, but excluding, the redemption date, as described under “—Redemption of Notes at our Option;” provided that we must make at least 10 semi-annual interest payments (including the interest payments on April 1, 2007 and October 1, 2011) in the full amount required by the indenture before redeeming any notes at our option;

Description of notes

➢	will be subject to purchase by us at the option of the holder on each of October 1, 2011, October 1, 2016 and October 1, 2021, at a purchase price in cash equal to 100% of the principal amount of the notes to be purchased, plus accrued and unpaid interest to, but excluding, the purchase date, as described under “—Purchase of Notes by Us at the Option of the Holder;”

➢	will be subject to repurchase by us at the option of the holder upon a fundamental change, as described under “—Holders May Require Us to Repurchase Their Notes Upon a Fundamental Change,” at a repurchase price in cash equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date; and

➢	will mature on October 1, 2026, unless previously redeemed, repurchased or purchased by us or converted.
All cash payments on the notes will be made in U.S. dollars.
We will issue the notes in denominations of integral multiples of $1,000 principal amount, without coupons. We will initially issue the notes as global securities in book-entry form. We will make payments in respect of notes represented by global securities by wire transfer of immediately available funds to DTC or its nominee as registered owner of the global securities. We will make payments in respect of notes that are issued in certificated form by wire transfer of immediately available funds to the accounts specified by each holder of more than $5.0 million aggregate principal amount of notes. However, if a holder of a certificated note does not specify an account, or holds $5.0 million or less in aggregate principal amount of notes, then we will mail a check to that holder’s registered address.
You may convert notes at the office of the conversion agent, present notes for registration of transfer at the office of the registrar for the notes and present notes for payment at maturity at the office of the paying agent. We have appointed the trustee as the initial conversion agent, registrar and paying agent for the notes.
We will not provide a sinking fund for the notes. The indenture does not contain any financial covenants and will not limit our ability to incur additional indebtedness, including senior or secured indebtedness, pay dividends or repurchase our securities. The indenture also does not limit the ability of our subsidiaries to incur indebtedness, and the notes will be structurally subordinated to any indebtedness incurred by our subsidiaries. In addition, the indenture does not provide any protection to holders of notes in the event of a highly leveraged transaction or a change in control, except as, and only to the limited extent, described under “—Holders May Require Us to Repurchase Their Notes Upon a Fundamental Change” and “—Consolidation, Merger and Sale of Assets.”
If any payment date with respect to the notes falls on a day that is not a business day, we will make the payment on the next business day. The payment made on the next business day will be treated as though it had been made on the original payment date, and no interest will accrue on the payment for the additional period of time.
INTEREST PAYMENTS
We will pay interest on the notes at a rate of 2.25% per annum, payable semi-annually in arrears on each April 1 and October 1 of each year, beginning on April 1, 2007. Except as described in the immediately following bullet points, we will pay interest that is due on an interest payment date to

Description of notes

holders of record at the close of business on the immediately preceding March 15 and September 15, respectively. However:

➢	We will not make any payment or other adjustment upon conversion with respect to any accrued interest on the notes, and we will not adjust the conversion rate to account for accrued and unpaid interest, in each case, except as described under “—Conversion rights.”

➢	On the maturity date, we will pay accrued and unpaid interest to the person to whom we pay the principal amount, instead of to the holder of record on the record date.

➢	If we redeem a note, or if a holder surrenders a note for repurchase upon a fundamental change as described under “—Holders May Require Us to Repurchase Their Notes Upon a Fundamental Change,” we will pay accrued and unpaid interest, if any, to the holder that surrenders the note for redemption or repurchase, as the case may be, unless the redemption or repurchase date is after the close of business on a record date for the payment of an installment of interest and on or before the related interest payment date. In this instance (1) we will pay accrued interest payable on such interest payment date only to the holder of record at the close of business on the related record date, and (2) the redemption or repurchase price payable on the applicable redemption or repurchase date, as the case may be, will include only the principal amount of the notes, but will not include any amount in respect of interest payable on such related interest payment date.
Interest will accrue on the notes from and including October 12, 2006 or from and including the last date in respect of which interest has been paid or provided for, as the case may be, to, but excluding, the next interest payment date or maturity date, as the case may be. We will pay interest on the notes on the basis of a 360-day year consisting of twelve 30-day months.
If a holder surrenders a note for conversion after the close of business on the record date for the payment of an installment of interest and on or before the related interest payment date, then, despite the conversion, we will, on the interest payment date, pay the interest due with respect to the note to the person who was the record holder of the note at the close of business on the record date. Except as described in the following sentence, the holder who surrenders the note for conversion must pay to the conversion agent upon surrender of the note an amount in cash equal to the interest payable on such interest payment date on the portion of the note being converted. However, a holder is not required to make such payment:

➢	if a holder converts its notes after they have been called for redemption and we have specified a redemption date that is after a record date and on or before the next interest payment date;

➢	if a holder converts its notes in connection with a fundamental change and we have specified a fundamental change repurchase date that is after a record date and on or before to the next interest payment date; or

➢	to the extent of any overdue interest, if overdue interest exists at the time of conversion with respect to such note.
CONTINGENT INTEREST
Contingent interest will accrue on the notes during each six-month period from and including an interest payment date to but excluding the next interest payment date, commencing with the six-month period beginning October 1, 2011, if the average trading price of the notes for the five consecutive trading day period (the “measurement period”) immediately preceding the first day of such six-month period equals 120% or more of the principal amount of the notes.
For purposes of determining whether contingent interest is payable, the “trading price” of the notes on any trading day means the average secondary market bid quotations obtained by the bid solicitation

Description of notes

agent for $5,000,000 principal amount of notes at approximately 4:00 pm, New York City time, on such trading day from three independent nationally recognized securities dealers we select. However, if the bid solicitation agent reasonably determines that it obtain only two such bids, then the average of the two bids will instead be used, and if the bid solicitation agent reasonably determines that it obtain only one such bid, then that one bid will be used. If the bid solicitation agent reasonably determines that it cannot obtain at least one such bid, then the trading price per $1,000 principal amount of the notes will be determined by a nationally recognized securities dealer we retain for that purpose.
The rate of contingent interest payable in respect of any such six-month interest period will equal 0.215% (0.430% per year, payable semi-annually) of the average trading price of the notes over the measurement period that triggered the contingent interest payment. Contingent interest, if any, will accrue from the first day of the applicable interest period through, but excluding, the interest payment date at the end of the relevant six-month period, and we will pay such accrued contingent interest on that interest payment date. The contingent interest will be paid in the same manner regular interest is paid to holders.
Upon determining that the notes will begin to accrue contingent interest during a relevant six-month period, we will, on or before the start of that six-month period, publicly announce, through a reputable national newswire service, and publish on our website, the fact that contingent interest has become payable.
The indenture provides that by accepting a note, each holder agrees, for United States federal income tax purposes, to treat the notes as “contingent payment debt instruments” and to be bound by our application of the Treasury regulations that govern contingent payment debt instruments, including our determination that the rate at which interest will be deemed to accrue for United States federal income tax purposes will be 8.5% compounded semi-annually, which is the rate we would pay on a fixed-rate, noncontingent, nonconvertible debt instrument with terms and conditions otherwise comparable to the notes. See “Material U.S. federal income tax consequences.”
CONVERSION RIGHTS
If the conditions for conversion of the notes described below, including those described under “—Conditions for conversion” and “—Conversion procedures,” are satisfied, holders of notes may, subject to prior maturity, redemption, repurchase or purchase by us, convert their notes in integral multiples of $1,000 principal amount into cash in an amount described below or, at our option, cash and shares of our common stock in the respective amounts described below, based on an initial conversion rate of 17.0946 shares of our common stock per $1,000 principal amount of notes, subject to adjustment as described below. This rate results in an initial conversion price of approximately $58.50 per share. We will not issue fractional shares of common stock upon conversion of the notes and instead will pay a cash adjustment for fractional shares based on the closing sale price per share of our common stock on the conversion date. Except as described below, we will not make any payment or other adjustment on conversion with respect to any accrued interest on the notes, and we will not adjust the conversion rate to account for accrued and unpaid interest. Upon the conversion of any note, the accrued but unpaid interest attributable to the period from the issue date of the note to the conversion date with respect to the converted notes, shall not be cancelled, extinguished or forfeited, but rather shall be deemed to be paid in full to the holder thereof through delivery of cash and shares of common stock, if any, in exchange for the notes being converted.
In certain circumstances, a holder must, upon conversion, pay interest if the conversion occurs after the close of business on a record date and before the opening of business on the related interest payment date. See “—Interest payments” above.

Description of notes

The conversion right with respect to any notes we have called for redemption will expire at the close of business on the business day immediately preceding the redemption date, unless we default in the payment of the redemption price. A note for which a holder has delivered a purchase notice or a fundamental change repurchase notice, as described below, requiring us to purchase the note may be surrendered for conversion only if the holder withdraws the notice in accordance with the indenture, unless we default in the payment of the purchase price or the fundamental change repurchase price, as the case may be.
Conversion procedures
To convert a certificated note, the holder must complete the conversion notice on the back of the note and deliver it, together with the note and any required interest payment, to the office of the conversion agent for the notes, which initially will be the office of the trustee. In addition, the holder must pay any tax or duty payable as a result of any transfer involving the issuance or delivery of the shares of common stock in a name other than that of the registered holder of the note. The note will be deemed to be converted on the date on which the holder has satisfied all of these requirements. We refer to this date as the “conversion date.” To convert interests in a global note, the holder must comply with DTC’s then applicable conversion program procedures.
A holder that has delivered a purchase notice or a repurchase notice with respect to a note, as described below, may convert that note only if the holder withdraws the notice in accordance with the indenture. See “—Purchase of Notes by Us at the Option of the Holder” and “—Holders May Require Us to Repurchase Their Notes Upon a Fundamental Change.”
We will deliver, through the conversion agent, the cash and, if applicable, shares of common stock issuable upon conversion as soon as practicable after the conversion date, but in no event more than three business days after the last trading day in the “cash settlement averaging period” described below. However, if a holder surrenders a note for conversion in connection with a “make-whole fundamental change” under circumstances in which we must increase the conversion rate applicable to that note, then we will deliver, through the conversion agent, the consideration that is payable on account of the increase in the conversion rate as soon as practicable after the effective date of such “make-whole fundamental change,” but in no event after the later of:

➢	the date the holder surrenders the note for conversion; and

➢	the third business day after the effective date of the make-whole fundamental change.
See “—Adjustment to the conversion rate upon the occurrence of a make-whole fundamental change.”
For a discussion of certain tax considerations applicable to a holder that converts notes, see “Material U.S. federal income tax consequences.”
Payment upon conversion
Holders that tender their notes for conversion will receive, in exchange for those notes, cash or, at our option, cash and shares of our common stock, as follows. Upon conversion, holders will receive, per $1,000 principal amount of notes being converted, a “settlement amount” that is equal to the sum of the “daily settlement amounts” (as described below) for each of the 20 trading days during the “cash settlement averaging period” (as described below).
The “cash settlement averaging period” with respect to any note means the 20 consecutive trading-day period that begins on, and includes, the second trading day after the day the notes are tendered for conversion.

Description of notes

The “daily settlement amount,” for each of the 20 trading days during the cash settlement averaging period, consists of:

➢	cash equal to the lesser of $50 and the “daily conversion value” (as described below), which amount of cash we refer to as the “daily principal return;” and

➢	to the extent the daily conversion value exceeds $50, a number of whole shares of our common stock equal to the “daily share amount” (as described below) for such trading day, subject to our right to deliver cash in lieu of all or a portion of such shares, as described below.
The “daily share amount” on a given trading day means:

➢	the excess of the daily conversion value over $50, divided by;

➢	the closing sale price of our common stock on that trading day.
The “daily conversion value” on a given trading day means one-twentieth of the product of:

➢	the conversion rate of the notes in effect on that trading day; and

➢	the closing sale price of our common stock on that trading day.
“Trading day” generally means any day during which:

➢	trading in our common stock generally occurs;

➢	there is no “market disruption event” (as described below); and

➢	a closing sale price for our common stock is provided on the Nasdaq Global Select Market or, if our common stock is not then listed on the Nasdaq Global Select Market, on the principal other U.S. national or regional securities exchange on which our common stock is then listed or, if our common stock is not then listed on a U.S. national or regional securities exchange, on the principal other market on which our common stock is then traded.
We refer to the cash due upon conversion as the “principal return,” and we refer to the shares, if any, that are due upon conversion as the “net shares.”
“Market disruption event” generally means the occurrence or existence during the one-half hour period ending on the scheduled close of trading on any trading day for our common stock of any material suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the stock exchange or otherwise) in our common stock or in any options, contracts or future contracts relating solely to our common stock.
By the close of business on the business day prior to the first scheduled trading day of the applicable cash settlement averaging period, we may specify a percentage of the daily share amount that will be settled in cash (the “cash percentage”) and we will notify holders of such cash percentage by notifying the trustee (the “cash percentage notice”). If we elect to specify a cash percentage, the amount of cash that we will deliver in respect of each trading day in the applicable cash settlement averaging period will equal the product of: (i) the cash percentage, (ii) the daily share amount for such trading day and (iii) the closing sale price of our common stock for such trading day. The number of shares deliverable in respect of each trading day in the applicable cash settlement averaging period will be a percentage of the daily share amount equal to 100% minus the cash percentage. If we do not specify a cash percentage by the close of business on the trading day prior to the scheduled first trading day of the applicable cash settlement averaging period, we must settle 100% of the daily share amount for each trading day in the applicable cash settlement averaging period with shares of our common stock; provided, however, that we will pay cash in lieu of fractional shares as described below. We may, at our option, revoke any cash percentage notice by notifying the trustee; provided that we revoke such

Description of notes

notice by the close of business on the trading day prior to the scheduled first trading day of the applicable cash settlement averaging period.
We will deliver cash in lieu of any fractional shares of common stock based on the closing sale price per share of our common stock on the conversion date.
We may be unable to pay the cash portion of the conversion value upon conversion of any notes by holders. Our ability to settle our conversion obligation with respect to the notes in cash may be limited by law or by our debt agreements in existence at the time of such conversion. Accordingly, we cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay any portion of the conversion value in cash. See “Risk factors—Risks related to an investment in the notes—We may be unable to pay interest on the notes, repurchase the notes for cash when required by the holders, including following a fundamental change, or to pay the cash portion of the conversion value upon conversion of any notes by the holders.”
Conditions for conversion
The notes will become convertible only in certain circumstances, which we describe below. If the notes become convertible, we will provide written notice to each registered holder, at its address appearing in the security register, and we will publicly announce, through a reputable national newswire service, and publish on our website, that the notes have become convertible, stating, among other things:

➢	the event causing the notes to become convertible;

➢	the time during which the notes will be convertible as a result of that event;

➢	if that event is a transaction described under “—Conversion upon the occurrence of certain corporate transactions,” the anticipated effective date of the transaction; and

➢	the procedures holders must follow to convert their notes, including the name and address of the conversion agent.
We will mail the notice, and make the public announcement and publication, as soon as practicable, but in no event later than the open of business on the second business day following the date the notes become convertible as a result of the event.
Holders may surrender their notes for conversion prior to maturity or earlier redemption, repurchase or purchase by us only in the following circumstances:
Conversion based on price of common stock
During any calendar quarter after the calendar quarter ending December 31, 2006, if the “closing sale price” (as defined in the indenture) of our common stock for each of 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 120% of the conversion price in effect on the last trading day of the immediately preceding calendar quarter. Our board of directors will make appropriate adjustments, in its good faith determination, to account for any adjustment to the conversion rate that becomes effective, or any event requiring an adjustment to the conversion rate where the “ex date” (as defined below) of the event occurs, during that 30 consecutive trading day period.
The “closing sale price” of our common stock on any trading day generally means the closing sale price per share of our common stock (or, if no closing sale price per share is reported, the average of the bid and ask prices per share or, if more than one in either case, the average of the average bid and the average ask prices per share) on such trading day on the Nasdaq Global Select Market or, if our common stock is not then listed on the Nasdaq Global Select Market, as reported by the U.S. principal national securities exchange on which our common stock is listed or as otherwise provided in the

Description of notes

indenture, (provided that after the consummation of a fundamental change in which the consideration is comprised entirely of cash, the closing sale price shall be the cash price per share received by holders of common stock in such fundamental change).
Conversion upon satisfaction of the trading price condition
During the five consecutive business days immediately after any five consecutive trading day period (we refer to this five consecutive trading day period as the “note measurement period”) in which the average trading price per $1,000 principal amount of notes, as determined following a request by a holder of notes in accordance with the procedures described below, was equal to or less than 98% of the average conversion value of the notes during the note measurement period. We refer to this condition as the “trading price condition.”
For purposes of the trading price condition, the “conversion value” per $1,000 principal amount of notes on a trading day is the product of the closing sale price per share of our common stock and the conversion rate of the notes in effect on that trading day.
Except as described below, the “trading price” of the notes on any day means the average secondary market bid quotations obtained by the bid solicitation agent for $5.0 million principal amount of notes at approximately 4:00 pm, New York City time, on such day from three independent nationally recognized securities dealers we select. However, if the bid solicitation agent reasonably determines that it can obtain only two such bids, then the average of the two bids will instead be used, and if the bid solicitation agent reasonably determines that it can obtain only one such bid, then that one bid will be used. If on a given day:

➢	the bid solicitation agent reasonably determines that it cannot obtain at least one bid for $5.0 million principal amount of notes from an independent nationally recognized securities dealer; or

➢	in the reasonable, good faith judgment of our board of directors, the bid quotation or quotations that the bid solicitation agent has obtained are not indicative of the secondary market value of the notes, then the trading price per $1,000 principal amount of notes will be deemed to be equal to 98% of the product of the closing sale price of our common stock on that day and the conversion rate in effect on that day.
The bid solicitation agent will have no obligation to determine the trading price of the notes unless we have requested it to do so, and we will have no obligation to make such request unless a holder provides us with reasonable evidence that the trading price per $1,000 principal amount of notes would be equal to or less than 98% of the conversion value of the notes. At such time, we will instruct the bid solicitation agent to determine the trading price of the notes for each of the next five trading days and on each following trading day until the trading price condition is no longer satisfied.
Conversion based on redemption
If we call a note for redemption, the holder of that note may surrender the note for conversion at any time before the close of business on the business day immediately preceding the redemption date.
Conversion upon the occurrence of certain corporate transactions
If:

➢	a “fundamental change,” as described under “—Holders May Require Us to Repurchase Their Notes Upon a Fundamental Change,” or a “make-whole fundamental change,” as described under

Description of notes

“—Adjustment to the conversion rate upon the occurrence of a make-whole fundamental change” occurs; or

➢	we are party to a consolidation, merger, binding share exchange, sale of all or substantially all of our properties and assets or other similar transaction, in each case, pursuant to which our common stock would be converted into or exchanged for, or would constitute solely the right to receive, cash, securities or other property, then a holder may surrender its notes for conversion at any time during the period that begins on, and includes, the 30th day before the date we originally announce as the anticipated effective date of the transaction and ends on, and includes, the 30th day after the actual effective date of the transaction. In addition, if the transaction is a “make-whole fundamental change,” then the notes may also be surrendered for conversion at any time during the “make-whole conversion period” described under “—Adjustment to the conversion rate upon the occurrence of a make-whole fundamental change,” and if the transaction is a “fundamental change,” then the notes may also be surrendered for conversion at any time until, and including, the fundamental change repurchase date for that fundamental change. Holders that convert their notes in connection with a “make-whole fundamental change” will in some circumstances also be entitled to an increased conversion rate. See “—Adjustment to the conversion rate upon the occurrence of a make-whole fundamental change.”
In addition, if we take any action, or become aware of any event, that would require an adjustment to the conversion rate as described in the third, fourth, fifth or sixth bullet point under “—Adjustments to the conversion rate” below, then we must mail to registered holders written notice of the action or event at least 20 days before the record, effective or expiration date, as the case may be, of the transaction. Holders may surrender their notes for conversion beginning on the date we mail the notice (or, if earlier, the date the indenture requires us to mail the notice) until the close of business on the business day immediately preceding the ex date of the transaction or until we announce that the transaction will not take place.
Conversion during specified periods
The notes may be surrendered for conversion at any time from, and including, September 1, 2011 to, and including, October 1, 2011 and at any time on or after October 1, 2024 and before maturity or earlier redemption, repurchase or purchase by us.
Change in the conversion right upon certain reclassifications, business combinations and asset sales
Except as provided in the indenture and as described below, if we reclassify our common stock (other than a change only in par value or a change as a result of a subdivision or combination of our common stock) or are party to a consolidation, merger or binding share exchange, or if we sell, transfer, lease, convey or otherwise dispose of all or substantially all of our property or assets, or consummate a similar transaction, in each case pursuant to which our common stock would be converted into or exchanged for, or would constitute solely the right to receive, cash, securities or other property, then, at the effective time of the transaction, the right to convert a note will be changed into a right to convert it into the kind and amount of cash, securities or other property (the “reference property”), which a holder of such note would have received (assuming, if applicable, that the holder would have made the applicable election referred to in the immediately following paragraph) if the holder had converted the note and, upon such conversion, received, immediately before the transaction, a number of shares of our common stock equal to the conversion rate then applicable multiplied by the principal amount (expressed in thousands) of the note. However, at and after the effective time of the transaction, the principal return payable upon conversion of the notes will continue to be payable in cash (instead of reference property), the daily conversion value and the

Description of notes

daily share amount will be calculated based on the fair value of the reference property and the daily share amount will be payable, at our option, in cash, reference property or a combination thereof. A change in the conversion right such as this could substantially lessen or eliminate the value of the conversion right. For example, if a third party acquires us in a cash merger, each note would be convertible solely into cash and would no longer be potentially convertible into securities whose value could increase depending on our future financial performance, prospects and other factors. There is no precise, established definition of the phrase “all or substantially all of our property or assets” under applicable law. Accordingly, there may be uncertainty as to whether the provisions above would apply to a sale, transfer, lease, conveyance or other disposition of less than all of our property or assets.
If a transaction described above occurs and holders of our common stock have the opportunity to elect the form of consideration to receive in that transaction, then we will make adequate provision to give holders of the notes, treated as a single class, a reasonable opportunity to elect the form of such consideration for purposes of determining the composition of the “reference property” described above. Once the election is made, it will apply to all holders of our notes after the effective time of the transaction.
If the transaction described in the second preceding paragraph also constitutes a “public acquirer fundamental change,” then we may in certain circumstances elect to change the conversion right in the manner described under “—Adjustment to the conversion rate upon the occurrence of a make-whole fundamental change—Fundamental changes involving an acquisition of us by a public acquirer” in lieu of changing the conversion right in the manner described in the above two paragraphs.
Adjustments to the conversion rate
Subject to the terms of the indenture, we will adjust the conversion rate for:

➢	dividends or distributions on our common stock payable in shares of our common stock to all holders of our common stock;

➢	subdivisions, combinations or certain reclassifications of our common stock;

➢	distributions to all or substantially all holders of our common stock of certain rights or warrants (other than, as described below, rights distributed pursuant to a shareholder rights plan) entitling them, for a period expiring not more than 60 days immediately following the record date for the distribution, to purchase or subscribe for shares of our common stock, or securities convertible into or exchangeable or exercisable for shares of our common stock, at a price per share that is less than the “current market price” (as defined in the indenture) per share of our common stock on the record date for the distribution;

➢	dividends or other distributions to all or substantially all holders of our common stock of shares of our or any of our existing or future subsidiaries’ capital stock (other than our common stock), evidences of indebtedness or other assets (other than dividends or distributions covered by the two bullet points below) or the dividend or distribution to all or substantially all holders of our common stock of certain rights or warrants (other than those covered in the immediately preceding bullet point or, as described below, certain rights or warrants distributed pursuant to a shareholder rights plan) to purchase or subscribe for our securities; provided, however, that we will not adjust the conversion rate pursuant to this provision for distributions of certain rights or warrants, if, in accordance with the indenture, we make adequate arrangements for holders of notes to receive those rights and warrants upon conversion of the notes;

➢	cash dividends or other cash distributions by us to all or substantially all holders of our common stock, other than distributions described in the immediately following bullet point; and

Description of notes

➢	distributions of cash or other consideration by us or any of our subsidiaries in respect of a tender offer or exchange offer for our common stock, where such cash and the value of any such other consideration per share of our common stock validly tendered or exchanged exceeds the “current market price” (as defined in the indenture) per share of our common stock on the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer.
However, in no event will we adjust the conversion rate pursuant to the events described in the fifth or sixth bullet points above to an amount that exceeds 23.8777 shares per $1,000 principal amount of notes. We will adjust this maximum conversion rate in the same manner in which we must adjust the conversion rate for stock splits and combinations, stock dividends, reclassifications and similar events.
Subject to the provisions of the indenture, if we distribute cash in accordance with the fifth bullet point above, then we will generally increase the conversion rate so that it equals the rate determined by multiplying the conversion rate in effect immediately before the close of business on the record date for the cash distribution by a fraction whose numerator is the “current market price” (as defined in the indenture) per share of our common stock on the record date and whose denominator is that “current market price” less the per share amount of the distribution. However, we will not adjust the conversion rate to the extent that the adjustment would reduce the conversion price below $0.66 2/3.
“Current market price” per share of our common stock on a date generally means the average of the closing sale prices of our common stock for the 10 consecutive trading days ending on, and including, the earlier of that date and the ex-date with respect to the distribution requiring such computation. We will make adjustments to the current market price in accordance with the indenture to account for the occurrence of certain events during the 10 consecutive trading day period.
If we issue rights, options or warrants that are only exercisable upon the occurrence of certain triggering events, then:

➢	we will not adjust the conversion rate pursuant to the bullet points above until the earliest of these triggering events occurs; and

➢	we will readjust the conversion rate to the extent any of these rights, options or warrants are not exercised before they expire.
The indenture does not require us to adjust the conversion rate for any of the transactions described in the bullet points above if we make provision for holders of notes to participate in the transaction without conversion on a basis and with notice that our board of directors determines in good faith to be fair and appropriate, as provided in the indenture.
We will not adjust the conversion rate pursuant to the bullet points above unless the adjustment would result in a change of at least 1% in the then effective conversion rate. However, we will carry forward any adjustment that we would otherwise have to make and take that adjustment into account in any subsequent adjustment. However, if we mail a notice of redemption or a fundamental change or make whole fundamental change, or any transaction described under “—Conversion upon the occurrence of certain corporate transactions” above, occurs, then we will give effect to all adjustments that we have otherwise deferred pursuant to this provision, and those adjustments will no longer be carried forward and taken into account in any subsequent adjustment. In addition, we will make such carried forward adjustments, regardless of whether the aggregate adjustment is less than 1% within one year of the first such adjustment carried forward, and upon maturity.
To the extent permitted by law and the continued listing requirements of the Nasdaq Global Select Market, we may, from time to time, increase the conversion rate by any amount for a period of at least 20 days or any longer period permitted by law, so long as the increase is irrevocable during that period and our board of directors determines that the increase is in our best interests. We will mail a

Description of notes

notice of the increase to registered holders at least 15 days before the day the increase commences. In addition, we may, but are not obligated to, also increase the conversion rate as we determine to be advisable in order to avoid or diminish taxes to recipients of certain distributions.
On conversion, the holders of notes will also receive, to the extent they receive shares of our common stock, the associated rights under any future shareholder rights plan (i.e., a poison pill) we may establish unless prior to any conversion such rights have separated from our common stock, in which case upon such separation the conversion rate shall be adjusted pursuant to the third or fourth bullet points above, as applicable, subject to readjustment in the event of the expiration, termination or redemption of such rights.
In the event of:

➢	a taxable distribution to holders of common stock which results in an adjustment to the conversion rate; or

➢	an increase in the conversion rate at our discretion,
the holders of the notes may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal income tax as a dividend. This generally would occur, for example, if we adjust the conversion rate to compensate holders for cash dividends on our common stock and could also occur if we make other distributions of cash or property to our shareholders. See “Material U.S. federal income tax consequences.”
Adjustment to the conversion rate upon the occurrence of a make-whole fundamental change
If, prior to October 1, 2011:

➢	there occurs a sale, transfer, lease, conveyance or other disposition of all or substantially all of our property or assets to any “person” or “group” (as those terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934), including any group acting for the purpose of acquiring, holding, voting or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934 (we refer to such a transaction as an “asset sale make-whole fundamental change”); or

➢	there occurs any transaction or series of related transactions (other than a “listed stock business combination” as described under “—Holders May Require Us to Repurchase Their Notes Upon a Fundamental Change”), in connection with which (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization, asset sale, lease of assets or otherwise) our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive other securities, other property, assets or cash (we refer to such any transaction described in this and the immediately preceding bullet point as a “make-whole fundamental change”), then we will increase, as described below under “—The increase in the conversion rate,” the conversion rate applicable to notes that are surrendered for conversion at any time from, and including, the 30th day before the date we originally announced as the anticipated effective date of the make-whole fundamental change to, and including, the 30th business day after the actual effective date of the make-whole fundamental change (or, if the make-whole fundamental change also constitutes a “fundamental change,” as described under “—Holders May Require Us to Repurchase Their Notes Upon a Fundamental Change,” to, and including, the fundamental change repurchase date for that fundamental change). We refer to this period as the “make-whole conversion period.”
However, if the make-whole fundamental change is a “public acquirer fundamental change,” as described below, then, in lieu of increasing the conversion rate as described above, we may elect to

Description of notes

change the conversion right in the manner described under “—Fundamental changes involving an acquisition of us by a public acquirer.”
We will mail to registered holders, at their addresses appearing in the security register, notice of, and we will publicly announce, through a reputable national newswire service, and publish on our website, the anticipated effective date of any proposed make-whole fundamental change. We must make this mailing, announcement and publication at least 30 days before the first anticipated effective date of the make-whole fundamental change. We must also state, in the notice, announcement and publication, whether we have made the election referred to in the immediately preceding paragraph to change the conversion right in lieu of increasing the conversion rate. In addition, no later than the third business day after the completion of the make-whole fundamental change, we must make an additional notice, announcement and publication announcing such completion.
If a holder surrenders a note for conversion in connection with a make-whole fundamental change we have announced, but the make-whole fundamental change is not consummated, then the holder will not be entitled to the increased conversion rate referred to above in connection with the conversion.
The increase in the conversion rate
In connection with the make-whole fundamental change, we will increase the conversion rate by reference to the table below, based on the date when the make-whole fundamental change becomes effective, which we refer to as the “effective date,” and the “applicable price.” If the make-whole fundamental change is a transaction or series of related transactions described in the second bullet point under “—Adjustment to the conversion rate upon the occurrence of a make-whole fundamental change” and the consideration (excluding cash payments for fractional shares or pursuant to statutory appraisal rights) for our common stock in the make-whole fundamental change consists solely of cash, then the “applicable price” will be the cash amount paid per share of our common stock in the make-whole fundamental change. If the make-whole fundamental change is an asset sale make-whole fundamental change and the consideration paid for our property and assets consists solely of cash, then the “applicable price” will be the cash amount paid for our property and assets, expressed as an amount per share of our common stock outstanding on the effective date of the asset sale make-whole fundamental change. In all other cases, the “applicable price” will be the average of the “closing sale prices” (as defined in the indenture) per share of our common stock for the five consecutive trading days immediately preceding the effective date. Our board of directors will make appropriate adjustments, in its good faith determination, to account for any adjustment to the conversion rate that becomes effective, or any event requiring an adjustment to the conversion rate where the “ex date” (as defined in the indenture) of the event occurs, at any time during those five consecutive trading days.
The following table sets forth the number of additional shares per $1,000 principal amount of notes that will be added to the conversion rate applicable to notes that are converted during the make-whole conversion period. The increased conversion rate will be used to determine the amount of cash and, if applicable, shares that are due upon conversion, as described under “—Payment upon conversion” above. If an event occurs that requires an adjustment to the conversion rate, we will, on the date we must adjust the conversion rate, adjust each applicable price set forth in the first column of the table below by multiplying the applicable price in effect immediately before the adjustment by a fraction:

➢	whose numerator is the conversion rate in effect immediately before the adjustment; and

➢	whose denominator is the adjusted conversion rate.
In addition, we will adjust the number of additional shares in the table below in the same manner in which, and for the same events for which, we must adjust the conversion rate as described under “—Adjustments to the conversion rate.”

Description of notes

Number of additional shares (per $1,000 principal amount of notes)

	Effective date

	October 5,	October 1,	October 1,	October 1,	October 1,	October 1,
Applicable price	2006	2007	2008	2009	2010	2011

$41.88	6.59	6.78	6.78	6.77	6.65	6.78
$45.00	5.77	6.01	5.89	5.71	5.41	5.38
$50.00	4.73	4.88	4.68	4.39	3.89	3.13
$55.00	3.94	4.02	3.78	3.42	2.82	1.29
$60.00	3.32	3.36	3.09	2.70	2.05	—
$65.00	2.83	2.84	2.56	2.16	1.51	—
$70.00	2.44	2.43	2.15	1.75	1.13	—
$75.00	2.12	2.10	1.82	1.44	0.85	—
$80.00	1.86	1.83	1.56	1.19	0.66	—
$85.00	1.64	1.60	1.35	1.00	0.52	—
$90.00	1.46	1.42	1.17	0.85	0.42	—
$95.00	1.30	1.26	1.03	0.73	0.35	—
$100.00	1.17	1.13	0.91	0.64	0.29	—
$110.00	0.95	0.92	0.73	0.49	0.22	—
$120.00	0.79	0.76	0.60	0.40	0.18	—
$130.00	0.67	0.64	0.50	0.33	0.16	—
$140.00	0.57	0.55	0.42	0.28	0.14	—
$150.00	0.49	0.48	0.36	0.24	0.12	—
$160.00	0.42	0.42	0.32	0.21	0.11	—
$170.00	0.37	0.37	0.28	0.19	0.10	—
$180.00	0.33	0.33	0.25	0.17	0.10	—
$190.00	0.29	0.29	0.22	0.16	0.09	—
$200.00	0.26	0.26	0.20	0.14	0.08	—
The exact applicable price and effective date may not be as set forth in the table above, in which case:

➢	if the actual applicable price is between two applicable prices listed in the table above, or the actual effective date is between two dates listed in the table above, we will determine the number of additional shares by linear interpolation between the numbers of additional shares set forth for the two applicable prices, or for the two dates based on a 365-day year, as applicable;

➢	if the actual applicable price is greater than $200.00 per share (subject to adjustment), we will not increase the conversion rate; and

➢	if the actual applicable price is less than $41.88 per share (subject to adjustment), we will not increase the conversion rate.
However, we will not increase the conversion rate as described above to the extent the increase will cause the conversion rate to exceed 23.8777 shares per $1,000 principal amount. We will adjust this maximum conversion rate in the same manner in which, and for the same events for which, we must adjust the conversion rate as described under “—Adjustments to the conversion rate.”
Our obligation to increase the conversion rate as described above could be considered a penalty, in which case its enforceability would be subject to general principles of reasonableness of economic remedies.

Description of notes

Fundamental changes involving an acquisition of us by a public acquirer
If the make-whole fundamental change is a “public acquirer fundamental change,” as described below, then we may elect to change the conversion right in lieu of increasing the conversion rate applicable to notes that are converted during the make-whole conversion period for the public acquirer fundamental change. If we make this election, then we will adjust the conversion rate and our related conversion obligation such that, from and after the effective time of the public acquirer fundamental change, the right to convert a note into cash and, if applicable, shares of our common stock will be changed into a right to convert it into cash and, if applicable, shares of “public acquirer common stock,” as described below, based on an initial conversion rate equal to the conversion rate in effect immediately before the effective time of the public acquirer fundamental change multiplied by a fraction:

➢	whose numerator is the fair market value (as determined in good faith by our board of directors), as of the effective time of the public acquirer fundamental change, of the cash, securities and other property paid or payable per share of our common stock pursuant to the public acquirer fundamental change; and

➢	whose denominator is the average of the last reported sale prices per share of the public acquirer common stock for the five consecutive trading days commencing on, and including, the trading day immediately after the effective date of the public acquirer fundamental change (subject to certain adjustments to be made in good faith by our board of directors).
If we elect to change the conversion right as described above, the change in the conversion right will apply to all holders from and after the effective time of the public acquirer fundamental change, and not just those holders, if any, that convert their notes in connection with the public acquirer fundamental change. Also, the principal return payable upon conversion of the notes after we give effect to the election will continue to be payable in cash, but the daily share amount, if any, will be payable at our option in cash, shares of public acquirer common stock (instead of our common stock) or a combination thereof, and the daily conversion value will be calculated based on the closing sale price per share of the public acquirer common stock (instead of our common stock). If the public acquirer fundamental change also is an event that requires us to make another adjustment to the conversion rate as described under “—Adjustments to the conversion rate” above, then we will also give effect to that adjustment. However, if we make the election described above, then we will not change the conversion right in the manner described under “—Change in the conversion right upon certain reclassifications, business combinations and asset sales” above in connection with the public acquirer fundamental change.
A “public acquirer fundamental change” generally means a make-whole fundamental change described in the second bullet point under “—Adjustment to the conversion rate upon the occurrence of a make-whole fundamental change” where the acquirer (or any entity that “majority owns” the acquirer) has a class of common stock that is traded on a national securities exchange or quoted on the Nasdaq Global Select Market or that will be so traded or quoted when issued or exchanged in connection with the make-whole fundamental change. We refer to such common stock as the “public acquirer common stock.” “Majority ownership” generally means having “beneficial ownership” (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934) of more than 50% of the total outstanding voting power of all classes of an entity’s capital stock entitled to vote generally in the election of directors.
We will state, in the first notice, public announcement and publication described under “—Adjustment to the conversion rate upon the occurrence of a make-whole fundamental change” above, whether we have elected to change the conversion right in lieu of increasing the conversion rate. With respect to each public acquirer fundamental change, our election is irrevocable, and we cannot change that election once we have first mailed any such notice or made any such public announcement or

Description of notes

publication. However, if we elect to change the conversion right as described above in connection with a public acquirer fundamental change that is ultimately not consummated, then we will not be obligated to give effect to that particular election.
REDEMPTION OF NOTES AT OUR OPTION
We may redeem the notes at our option, in whole or in part, at any time, and from time to time, on or after October 1, 2011, on a date not less than 30 nor more than 60 days after the day we mail a redemption notice to each registered holder of notes to be redeemed at the address of the registered holder appearing in the security register, at a redemption price, payable in cash, equal to 100% of the principal amount of the notes we redeem plus any accrued and unpaid interest to, but excluding, the redemption date; provided that we must make at least 10 semi-annual interest payments (including the interest payments on April 1, 2007 and October 1, 2011) in the full amount required by the indenture before redeeming any notes at our option.
If a redemption date is after a record date for the payment of an installment of interest and on or before the related interest payment date, then the payment of interest becoming due on that interest payment date will be payable, on that interest payment date, to the holder of record at the close of business on the record date. Therefore, the redemption price will include only the principal amount of the notes redeemed, and will not include any accrued and unpaid interest unless the holder of the notes so redeemed was also the holder of record at the close of business on the immediately preceding record date. The redemption date must be a business day.
For a discussion of certain tax considerations applicable to a holder upon a redemption of notes, see “Material U.S. federal income tax consequences.”
If the paying agent holds money sufficient to pay the redemption price due on a note on the redemption date in accordance with the terms of the indenture, then, on and after the redemption date, the note will cease to be outstanding and interest on the note will cease to accrue, whether or not the holder delivers the note to the paying agent. Thereafter, all other rights of the holder terminate, other than the right to receive the redemption price upon delivery of the note.
The conversion right with respect to any notes we have called for redemption will expire at the close of business on the business day immediately preceding the redemption date, unless we default in the payment of the redemption price or accrued and unpaid interest.
If we redeem less than all of the outstanding notes, the trustee will select the notes to be redeemed in integral multiples of $1,000 principal amount by lot, on a pro rata basis or in accordance with any other method the trustee considers fair and appropriate. However, we may redeem the notes only in integral multiples of $1,000 principal amount. If a portion of a holder’s notes is selected for partial redemption and the holder converts a portion of the notes, the principal amount of the note that is subject to redemption will be reduced by the principal amount that the holder converted.
We may not have the financial resources, and we may not be able to arrange for financing, to pay the redemption price for all notes we have called for redemption. Furthermore, the terms of our indebtedness may limit our ability to pay the redemption price of the notes. See “Risk factors—Risks related to an investment in the notes—We may be unable to pay interest on the notes, repurchase the notes for cash when required by the holders, including following a fundamental change, or to pay the cash portion of the conversion value upon conversion of any notes by the holders.” Our failure to redeem the notes when required would result in an event of default with respect to the notes. An event of default with respect to the notes could result in an event of default under our other indebtedness, including our senior secured credit facility, and could permit the lenders of such indebtedness to

Description of notes

declare such indebtedness immediately due and payable and, in the case of secured indebtedness such as our senior secured credit facility, foreclose on the assets securing that indebtedness.
We will not redeem any notes at our option if there has occurred and is continuing an event of default with respect to the notes, other than a default in the payment of the redemption price with respect to those notes.
PURCHASE OF NOTES BY US AT THE OPTION OF THE HOLDER
On each of October 1, 2011, October 1, 2016 and October 1, 2021 (each, a “purchase date”), a holder may require us to purchase all or a portion of the holder’s outstanding notes, at a price in cash equal to 100% of the principal amount of the notes to be purchased, plus any accrued and unpaid interest to, but excluding, the purchase date, subject to certain additional conditions. However, if the purchase date is after the close of business on a record date for the payment of interest and on or before the related interest payment date, we will, on the purchase date, pay the accrued and unpaid interest to, but excluding, the purchase date to the holder of record at the close of business on the immediately preceding record date. Accordingly, the holder submitting the note for purchase will receive only the principal amount of the note being repurchased and will not receive this accrued and unpaid interest unless that holder was also the holder of record at the close of business on the immediately preceding record date.
On each purchase date, we will purchase all notes for which the holder has delivered and not withdrawn a written purchase notice. Registered holders may submit their written purchase notice to the paying agent at any time from the opening of business on the date that is 20 business days before the purchase date until the close of business on the business day immediately preceding the purchase date.
For a discussion of certain tax considerations applicable to a holder receiving cash upon a purchase of the notes at the holder’s option, see “Material U.S. federal income tax consequences.”
We will give notice on a date that is at least 20 business days before each purchase date to all registered holders at their addresses shown on the register of the registrar, and to beneficial owners as required by applicable law, stating, among other things:

➢	the amount of the purchase price;

➢	that notes with respect to which the holder has delivered a purchase notice may be converted, if otherwise convertible, only if the holder withdraws the purchase notice in accordance with the terms of the indenture; and

➢	the procedures that holders must follow to require us to purchase their notes, including the name and address of the paying agent.
To require us to purchase its notes, the holder must deliver a purchase notice that states:

➢	the certificate numbers of the holder’s notes to be delivered for purchase, if they are in certificated form;

➢	the principal amount of the notes to be purchased, which must be an integral multiple of $1,000; and

➢	that the notes are to be purchased by us pursuant to the applicable provisions of the indenture.

Description of notes

A holder that has delivered a purchase notice may withdraw the purchase notice by delivering a written notice of withdrawal to the paying agent before the close of business on the business day immediately preceding the purchase date. The notice of withdrawal must state:

➢	the name of the holder;

➢	a statement that the holder is withdrawing its election to require us to purchase its notes;

➢	the certificate numbers of the notes being withdrawn, if they are in certificated form;

➢	the principal amount being withdrawn, which must be an integral multiple of $1,000; and

➢	the principal amount, if any, of the notes that remain subject to the purchase notice, which must be an integral multiple of $1,000.
If the notes are not in certificated form, the above notices must comply with appropriate DTC procedures.
To receive payment of the purchase price for a note for which the holder has delivered and not validly withdrawn a purchase notice, the holder must deliver the note, together with necessary endorsements, to the paying agent at any time after delivery of the purchase notice. We will pay the purchase price for the note on or before the third business after the later of the purchase date and the time of delivery of the note, together with necessary endorsements.
If the paying agent holds on a purchase date money sufficient to pay the purchase price due on a note in accordance with the terms of the indenture, then, on and after that purchase date, the note will cease to be outstanding and interest on the note will cease to accrue, whether or not the holder delivers the note to the paying agent. Thereafter, all other rights of the holder terminate, other than the right to receive the purchase price upon delivery of the note.
We may not have the financial resources, and we may not be able to arrange for financing, to pay the purchase price for all notes holders have elected to have us purchase. Furthermore, the terms of our indebtedness may limit our ability to pay the purchase price to purchase notes. See “Risk factors— Risks related to an investment in the notes— We may be unable to pay interest on the notes, repurchase the notes for cash when required by the holders, including following a fundamental change, or to pay the cash portion of the conversion value upon conversion of any notes by the holders.” Our failure to purchase the notes when required would result in an event of default with respect to the notes. An event of default with respect to the notes could result in an event of default under our other indebtedness, including our senior secured credit facility, and could permit the lenders of such indebtedness to declare such indebtedness immediately due and payable and, in the case of secured indebtedness such as our senior secured credit facility, foreclose on the assets securing that indebtedness.
We will not purchase any notes at the option of holders if there has occurred and is continuing an event of default with respect to the notes, other than a default in the payment of the purchase price with respect to those notes or a default arising from our failure to provide the notice described above.
In connection with any purchase offer, we will, to the extent applicable:

➢	comply with the provisions of Rule 13e-4 and Regulation 14E and all other applicable laws; and

➢	file a Schedule TO or any other required schedule under the Securities Exchange Act of 1934 or other applicable laws.

Description of notes

HOLDERS MAY REQUIRE US TO REPURCHASE THEIR NOTES UPON A FUNDAMENTAL CHANGE
If a “fundamental change,” as described below, occurs, each holder will have the right, at its option, subject to the terms and conditions of the indenture, to require us to repurchase for cash all or any portion of the holder’s notes in integral multiples of $1,000 principal amount, at a price equal to 100% of the principal amount of the notes to be repurchased, plus, except as described below, any accrued and unpaid interest to, but excluding, the “fundamental change repurchase date,” as described below.
However, if the fundamental change repurchase date is after the close of business on a record date for the payment of an installment of interest and on or before the related interest payment date, then the payment of interest becoming due on that interest payment date will be payable, on that interest payment date, to the holder of record at the close of business on the record date. Therefore, the repurchase price will include only the principal amount of the notes repurchased, and will not include any accrued and unpaid interest unless the holder of the notes so repurchased was also the holder of record on the immediately preceding record date.
We must repurchase the notes on a date of our choosing, which we refer to as the “fundamental change repurchase date.” However, the fundamental change repurchase date must be no later than 35 days, and no earlier than 20 days, after the date we have mailed a notice of the fundamental change, as described below.
Within 20 business days after the occurrence of a fundamental change, we must mail to all registered holders of notes at their addresses shown on the register of the registrar, and to beneficial owners as required by applicable law, a notice regarding the fundamental change. We must also publicly release, through a reputable national newswire service, and publish on our website, a notice of the fundamental change. The notice must state, among other things:

➢	the events causing the fundamental change;

➢	the date of the fundamental change;

➢	the fundamental change repurchase date;

➢	the last date on which a holder may exercise the repurchase right;

➢	the fundamental change repurchase price;

➢	the names and addresses of the paying agent and the conversion agent;

➢	the procedures that holders must follow to exercise their repurchase right;

➢	the conversion rate and any adjustments to the conversion rate that will result from the fundamental change; and

➢	that notes with respect to which a holder has delivered a fundamental change repurchase notice may be converted, if otherwise convertible, only if the holder withdraws the fundamental change repurchase notice in accordance with the terms of the indenture.
To exercise the repurchase right, a holder must deliver a written fundamental change repurchase notice to the paying agent no later than the close of business on the business day immediately preceding the fundamental change repurchase date. This written notice must state:

➢	the certificate numbers of the notes that the holder will deliver for repurchase, if they are in certificated form;

➢	the principal amount of the notes to be repurchased, which must be an integral multiple of $1,000; and

Description of notes

➢	that the notes are to be repurchased by us pursuant to the fundamental change provisions of the indenture.
A holder may withdraw any fundamental change repurchase notice by delivering to the paying agent a written notice of withdrawal prior to the close of business on the business day immediately preceding the fundamental change repurchase date. The notice of withdrawal must state:

➢	the name of the holder;

➢	a statement that the holder is withdrawing its election to require us to repurchase its notes;

➢	the certificate numbers of the notes being withdrawn, if they are in certificated form;

➢	the principal amount of notes being withdrawn, which must be an integral multiple of $1,000; and

➢	the principal amount, if any, of the notes that remain subject to the fundamental change repurchase notice, which must be an integral multiple of $1,000.
If the notes are not in certificated form, the above notices must comply with appropriate DTC procedures.
To receive payment of the fundamental change repurchase price for a note for which the holder has delivered and not validly withdrawn a fundamental change repurchase notice, the holder must deliver the note, together with necessary endorsements, to the paying agent at any time after delivery of the fundamental change repurchase notice. We will pay the fundamental change repurchase price for the note on or before the third business day after the later of the fundamental change repurchase date and the time of delivery of the note, together with necessary endorsements.
For a discussion of certain tax considerations applicable to a holder upon the exercise of the repurchase right, see “Material U.S. federal income tax consequences.”
If the paying agent holds on the fundamental change repurchase date money sufficient to pay the fundamental change repurchase price due on a note in accordance with the terms of the indenture, then, on and after the fundamental change repurchase date, the note will cease to be outstanding and interest on such note will cease to accrue, whether or not the holder delivers the note to the paying agent. Thereafter, all other rights of the holder terminate, other than the right to receive the fundamental change repurchase price upon delivery of the note.
A “fundamental change” generally will be deemed to occur upon the occurrence of a “change in control” or a “termination of trading.”
A “change in control” generally will be deemed to occur at such time as:

➢	any “person” or “group” (as those terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934) is or becomes the “beneficial owner” (as that term is used in Rule 13d-3 under the Securities Exchange Act of 1934), directly or indirectly, of 50% or more of the total outstanding voting power of all classes of our capital stock entitled to vote generally in the election of directors (“voting stock”);

➢	there occurs a sale, transfer, lease, conveyance or other disposition of all or substantially all of our property or assets to any “person” or “group” (as those terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934), including any group acting for the purpose of acquiring, holding, voting or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934;

Description of notes

➢	we consolidate with, or merge with or into, another person or any person consolidates with, or merges with or into, us, unless either:

➢	the persons that “beneficially owned,” directly or indirectly, the shares of our voting stock immediately prior to such consolidation or merger “beneficially own,” directly or indirectly, immediately after such consolidation or merger, shares of the surviving or continuing corporation’s voting stock representing at least a majority of the total outstanding voting power of all outstanding classes of voting stock of the surviving or continuing corporation in substantially the same proportion as such ownership immediately prior to such consolidation or merger; or

➢	both of the following conditions are satisfied (we refer to such a transaction as a “listed stock business combination”):

➢	at least 90% of the consideration (other than cash payments for fractional shares or pursuant to statutory appraisal rights) in such consolidation or merger consists of common stock and any associated rights traded on a U.S. national securities exchange or quoted on the Nasdaq Global Select Market (or which will be so traded or quoted when issued or exchanged in connection with such consolidation or merger); and

➢	as a result of such consolidation or merger, the notes become convertible into cash and the daily share amount, if any, which will be payable at our option in cash, shares of such common stock and associated rights or a combination thereof;

➢	the following persons cease for any reason to constitute a majority of our board of directors:

➢	individuals who on the first issue date of the notes constituted our board of directors; and

➢	any new directors whose election to our board of directors or whose nomination for election by our shareholders was approved by at least a majority of our directors then still in office who either were directors whose election or nomination for election was previously so approved or were directors on such issue date of the notes; or

➢	we are liquidated or dissolved or holders of our capital stock approve any plan or proposal for our liquidation or dissolution.
There is no precise, established definition of the phrase “all or substantially all of our property or assets” under applicable law. Accordingly, there may be uncertainty as to whether a sale, transfer, lease, conveyance or other disposition of less than all of our property or assets would permit a holder to exercise its right to have us repurchase its notes in accordance with the fundamental change provisions described above.
A “termination of trading” is deemed to occur if our common stock (or other common stock into which the notes are then convertible) is neither listed for trading on a U.S. national securities exchange nor approved for trading on an established automated over-the-counter trading market in the United States.
We may in the future enter into transactions, including recapitalizations, that would not constitute a fundamental change but that would increase our debt or otherwise adversely affect holders. The indenture for the notes does not restrict our or our subsidiaries’ ability to incur indebtedness, including senior or secured indebtedness. Our incurrence of additional indebtedness could adversely affect our ability to service our indebtedness, including the notes. See “Risk factors—Risks related to an investment in the notes.”

Description of notes

In addition, the fundamental change repurchase feature of the notes would not necessarily afford holders of the notes protection in the event of highly leveraged or other transactions involving us that may adversely affect holders of the notes. Furthermore, the fundamental change repurchase feature of the notes may in certain circumstances deter or discourage a third party from acquiring us, even if the acquisition may be beneficial to you.
We may not have the financial resources, and we may not be able to arrange for financing, to pay the fundamental change repurchase price for all notes holders have elected to have us repurchase. Furthermore, the terms of our indebtedness may limit our ability to pay the repurchase price to repurchase notes. See “Risk factors—Risks related to an investment in the notes—We may be unable to pay interest on the notes, repurchase the notes for cash when required by the holders, including following a fundamental change, or to pay the cash portion of the conversion value upon conversion of any notes by the holders.” Our failure to repurchase the notes when required would result in an event of default with respect to the notes and could result in an event of default under our other outstanding indebtedness, including our senior secured credit facility. The exercise by holders of the notes of their right to require us to repurchase their notes upon a fundamental change could cause a default under our other outstanding indebtedness, including our senior secured credit facility, even if the fundamental change itself does not. An event of default with respect to our other indebtedness, including our senior secured credit facility, could permit the lenders of such indebtedness to declare such indebtedness immediately due and payable and, in the case of secured indebtedness such as our senior secured credit facility, foreclose on the assets securing that indebtedness.
We will not repurchase any notes upon a fundamental change if there has occurred and is continuing an event of default with respect to the notes, other than a default in the payment of the repurchase price with respect to those notes or a default arising from our failure to provide the notice described above.
In connection with any fundamental change offer, we will, to the extent applicable:

➢	comply with the provisions of Rule 13e-4 and Regulation 14E and all other applicable laws; and

➢	file a Schedule TO or any other required schedule under the Securities Exchange Act of 1934 or other applicable laws.
CONSOLIDATION, MERGER AND SALE OF ASSETS
The indenture prohibits us from consolidating with or merging with or into, or selling, transferring, leasing, conveying or otherwise disposing of all or substantially all of our property or assets to, another person, whether in a single transaction or series of related transactions, unless, among other things:

➢	such other person is a corporation organized and existing under the laws of the United States, any state of the United States or the District of Columbia;

➢	such person assumes all of our obligations under the notes and the indenture; and

➢	no default or event of default exists immediately after giving effect to the transaction or series of transactions.
When the successor assumes all of our obligations under the indenture, except in the case of a lease, our obligations under the indenture will terminate.
Some of the transactions described above could constitute a fundamental change that permits holders to require us to repurchase their notes, as described under “—Holders May Require Us to Repurchase Their Notes Upon a Fundamental Change.”

Description of notes

There is no precise, established definition of the phrase “all or substantially all of our property or assets” under applicable law. Accordingly, there may be uncertainty as to whether the provisions above would apply to a sale, transfer, lease, conveyance or other disposition of less than all of our property or assets.
An assumption by any person of our obligation under the notes and the indenture might be deemed for United States federal income tax purposes to be an exchange of the notes for new notes by the holders thereof, resulting in recognition of gain or loss for such purposes and possibly other adverse tax consequences to the holders. Holders should consult their own tax advisors regarding the tax consequences of such an assumption.
EVENTS OF DEFAULT
The following are events of default under the indenture for the notes:

➢	our failure to pay the principal of or premium, if any, on any note when due, whether at maturity, upon redemption, on the purchase date with respect to a purchase at the option of the holder, on a fundamental change repurchase date with respect to a fundamental change, or otherwise;

➢	our failure to pay an installment of interest (including, without limitation, contingent interest, if any) on any note when due, if the failure continues for 30 days after the date when due;

➢	our failure to satisfy our conversion obligations upon the exercise of a holder’s conversion right;

➢	our failure to timely provide notice as described under “—Conversion rights—Adjustment to the conversion rate upon the occurrence of a make-whole fundamental change,” “—Purchase of Notes by Us at the Option of the Holder” or “—Holders May Require Us to Repurchase Their Notes Upon a Fundamental Change;”

➢	our failure to comply with any other term, covenant or agreement contained in the notes or the indenture, if the failure is not cured within 90 days after notice to us by the trustee or to the trustee and us by holders of at least 25% in aggregate principal amount of the notes then outstanding, in accordance with the indenture;

➢	a default by us or any of our subsidiaries in the payment when due, after the expiration of any applicable grace period, of principal of, or premium, if any, or interest on, indebtedness for money borrowed in the aggregate principal amount then outstanding of $20.0 million or more, or acceleration of our or our subsidiaries’ indebtedness for money borrowed in such aggregate principal amount or more so that it becomes due and payable before the date on which it would otherwise have become due and payable, in each case if such default is not cured or waived, or such acceleration is not rescinded, within 60 days after notice to us by the trustee or to us and the trustee by holders of at least 25% in aggregate principal amount of notes then outstanding, in accordance with the indenture;

➢	failure by us or any of our subsidiaries, within 60 days, to pay, bond or otherwise discharge any judgments or orders for the payment of money the total uninsured amount of which for us or any of our subsidiaries exceeds $20.0 million, which are not stayed on appeal; and

➢	certain events of bankruptcy, insolvency or reorganization with respect to us or any of our subsidiaries that is a “significant subsidiary” (as defined in Regulation S-X under the Securities Exchange Act of 1934) or any group of our subsidiaries that in the aggregate would constitute a “significant subsidiary.”
If an event of default, other than an event of default referred to in the last bullet point above with respect to us (but including an event of default referred to in that bullet point solely with respect to a

Description of notes

significant subsidiary, or group of subsidiaries that in the aggregate would constitute a significant subsidiary, of ours), has occurred and is continuing, either the trustee, by notice to us, or the holders of at least 25% in aggregate principal amount of the notes then outstanding, by notice to us and the trustee, may declare the principal of, and any accrued and unpaid interest (including, without limitation, contingent interest, if any) on, all notes to be immediately due and payable. In the case of an event of default referred to in the last bullet point above with respect to us (and not solely with respect to a significant subsidiary, or group of subsidiaries that in the aggregate would constitute a significant subsidiary of ours), the principal of, and accrued and unpaid interest (including, without limitation, contingent interest, if any) on, all notes will automatically become immediately due and payable.
After any such acceleration, the holders of a majority in aggregate principal amount of the notes, by written notice to the trustee, may rescind or annul such acceleration in certain circumstances, if:

➢	the rescission would not conflict with any order or decree;

➢	all events of default, other than the non-payment of accelerated principal or interest, have been cured or waived; and

➢	certain amounts due to the trustee are paid.
The indenture does not obligate the trustee to exercise any of its rights or powers at the request or demand of the holders, unless the holders have offered to the trustee security or indemnity that is reasonably satisfactory to the trustee against the costs, expenses and liabilities that the trustee may incur to comply with the request or demand. Subject to the indenture, applicable law and the trustee’s rights to indemnification, the holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.
No holder will have any right to institute any proceeding under the indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the indenture, unless:

➢	the holder gives the trustee written notice of a continuing event of default;

➢	the holders of at least 25% in aggregate principal amount of the notes then outstanding make a written request to the trustee to pursue the remedy;

➢	the holder or holders offer and, if requested, provide the trustee indemnity reasonably satisfactory to the trustee against any loss, liability or expense; and

➢	the trustee fails to comply with the request within 60 days after the trustee receives the notice, request and offer of indemnity and does not receive, during those 60 days, from holders of a majority in aggregate principal amount of the notes then outstanding, a direction that is inconsistent with the request.
However, the above limitations do not apply to a suit by a holder to enforce:

➢	the payment of any amounts due on that holder’s notes after the applicable due date; or

➢	the right to convert that holder’s notes in accordance with the indenture.

Description of notes

Except as provided in the indenture, the holders of a majority of the aggregate principal amount of outstanding notes may, by notice to the trustee, waive any past default or event of default and its consequences, other than a default or event of default:

➢	in the payment of principal of, or premium, if any, or interest (including, without limitation, contingent interest, if any) on, any note or in the payment of the redemption price, purchase price or fundamental change repurchase price;

➢	arising from our failure to convert any note in accordance with the indenture; or

➢	in respect of any provision under the indenture that cannot be modified or amended without the consent of the holders of each outstanding note affected.
We will promptly notify the trustee upon our becoming aware of the occurrence of any default or event of default. In addition, the indenture requires us to furnish to the trustee, on an annual basis, a statement by our officers stating whether they have actual knowledge of any default or event of default by us in performing any of our obligations under the indenture or the notes and describing any such default or event of default. If a default or event of default has occurred and the trustee has received notice of the default or event of default in accordance with the indenture, the trustee must mail to each registered holder a notice of the default or event of default within 30 days after receipt of the notice. However, the trustee need not mail the notice if the default or event of default:

➢	has been cured or waived; or

➢	is not in the payment of any amounts due with respect to any note and the trustee in good faith determines that withholding the notice is in the best interests of holders.
MODIFICATION AND WAIVER
We may amend or supplement the indenture or the notes with the consent of the trustee and holders of at least a majority in aggregate principal amount of the outstanding notes. In addition, subject to certain exceptions, the holders of a majority in aggregate principal amount of the outstanding notes may waive our compliance with any provision of the indenture or notes. However, without the consent of the holders of each outstanding note affected, no amendment, supplement or waiver may:

➢	change the stated maturity of the principal of, or the payment date of any installment of interest (including, without limitation, contingent interest, if any) on, any note;

➢	reduce the principal amount of, or any premium, or interest (including, without limitation, contingent interest, if any) on, any note;

➢	change the place, manner or currency of payment of principal of, or any premium or interest (including, without limitation, contingent interest, if any) on, any note;

➢	impair the right to institute a suit for the enforcement of any payment on, or with respect to, or of the conversion of, any note;

➢	modify, in a manner adverse to the holders of the notes, the provisions of the indenture relating to the right of the holders to require us to purchase notes at their option or upon a fundamental change;

➢	adversely affect the right of the holders of the notes to convert their notes in accordance with the indenture;

➢	reduce the percentage in aggregate principal amount of outstanding notes whose holders must consent to a modification or amendment of the indenture or the notes;

Description of notes

➢	reduce the percentage in aggregate principal amount of outstanding notes whose holders must consent to a waiver of compliance with any provision of the indenture or the notes or a waiver of any default or event of default; or

➢	modify the provisions of the indenture with respect to modification and waiver (including waiver of a default or event of default), except to increase the percentage required for modification or waiver or to provide for the consent of each affected holder.
We may, with the trustee’s consent, amend or supplement the indenture or the notes without notice to or the consent of any holder of the notes to:

➢	evidence the assumption of our obligations under the indenture or the notes, as the case may be, by a successor upon our consolidation or merger or the sale, transfer, lease, conveyance or other disposition of all or substantially all of our property or assets in accordance with the indenture;

➢	give effect to the election, if any, by us referred to under “Conversion Rights—Adjustment to the conversion rate upon the occurrence of a make-whole fundamental change” or “Conversion Rights—Fundamental changes involving an acquisition of us by a public acquirer;”

➢	make adjustments in accordance with the indenture to the right to convert the notes upon certain reclassifications or changes in our common stock and certain consolidations, mergers and binding share exchanges and upon the sale, transfer, lease, conveyance or other disposition of all or substantially all of our property or assets;

➢	secure our obligations in respect of the notes;

➢	add to our covenants for the benefit of the holders of the notes or to surrender any right or power conferred upon us;

➢	make provision with respect to adjustments to the conversion rate as required by the indenture or to increase the conversion rate in accordance with the indenture;

➢	to comply with the rules or regulations of any securities exchange or automated quotation system on which the notes may be listed or traded; or

➢	to add to, change or eliminate any of the provisions of the indenture as shall be necessary or desirable in accordance with any amendments to the Trust Indenture Act of 1939, provided that such action does not adversely affect the rights or interest of any holder of the notes.
In addition, we and the trustee may enter into a supplemental indenture without the consent of holders of the notes in order to cure any ambiguity, defect, omission or inconsistency in the indenture in a manner that does not, individually or in the aggregate with all other changes, adversely affect the rights of any holder in any material respect.
Except as provided in the indenture, the holders of a majority in aggregate principal amount of the outstanding notes, by notice to the trustee, generally may:

➢	waive compliance by us with any provision of the indenture or the notes, as detailed in the indenture; and

➢	waive any past default or event of default and its consequences, except a default or event of default:

➢	in the payment of principal of, or premium, if any, or interest (including, without limitation, contingent interest, if any) on, any note or in the payment of the redemption price, purchase price or fundamental change repurchase price;

➢	arising from our failure to convert any note in accordance with the indenture; or

Description of notes

➢	in respect of any provision under the indenture that cannot be modified or amended without the consent of the holders of each outstanding note affected.
DISCHARGE
We may generally satisfy and discharge our obligations under the indenture by:

➢	delivering all outstanding notes to the trustee for cancellation; or

➢	depositing with the trustee or the paying agent after the notes have become due and payable, whether at stated maturity or any redemption date, purchase date or fundamental change repurchase date, cash sufficient to pay all amounts due on all outstanding notes and paying all other sums payable under the indenture.
In addition, in the case of a deposit, there must not exist a default or event of default on the date we make the deposit, and the deposit must not result in a breach or violation of, or constitute a default under, the indenture.
CALCULATIONS IN RESPECT OF NOTES
We and our agents are responsible for making all calculations called for under the indenture and notes. These calculations include, but are not limited to, determination of the trading price of the notes, the current market price of our common stock, the number of shares, if any, issuable upon conversion of the notes and amount of interest payable on the notes. We and our agents will make all of these calculations in good faith, and, absent manifest error, these calculations will be final and binding on all holders of notes. We will provide a copy of these calculations to the trustee, as required, and, absent manifest error, the trustee is entitled to rely on the accuracy of our calculations without independent verification.
NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES OR SHAREHOLDERS
None of our past, present or future directors, officers, employees or shareholders, as such, will have any liability for any of our obligations under the notes or the indenture or for any claim based on, or in respect or by reason of, such obligations or their creation. By accepting a note, each holder waives and releases all such liability. This waiver and release is part of the consideration for the issue of the notes. However, this waiver and release may not be effective to waive liabilities under U.S. federal securities laws, and it is the view of the SEC that such a waiver is against public policy.
REPORTS TO TRUSTEE
We will furnish to the trustee copies of our annual report to shareholders, containing audited financial statements, and any other financial reports which we furnish to our shareholders.
UNCLAIMED MONEY
If money deposited with the trustee or paying agent for the payment of principal of, premium, if any, or accrued and unpaid interest on, the notes remains unclaimed for two years, the trustee and paying agent will pay the money back to us upon our written request. However, the trustee and paying agent have the right to withhold paying the money back to us until they publish (in no event later than 5 days after we request repayment) in a newspaper of general circulation in the City of New York, or mail to each registered holder, a notice stating that the money will be paid back to us if unclaimed after a date no less than 30 days from the publication or mailing. After the trustee or paying agent pays the money back to us, holders of notes entitled to the money must look to us for payment as

Description of notes

general creditors, subject to applicable law, and all liability of the trustee and the paying agent with respect to the money will cease.
PURCHASE AND CANCELLATION
The registrar, paying agent and conversion agent will forward to the trustee any notes surrendered to them for transfer, exchange, payment or conversion, and the trustee will promptly cancel those notes in accordance with its customary procedures. We will not issue new notes to replace notes that we have paid or delivered to the trustee for cancellation or that any holder has converted.
We may, to the extent permitted by law, purchase notes in the open market or by tender offer at any price or by private agreement. We may, at our option and to the extent permitted by law, reissue, resell or surrender to the trustee for cancellation any notes we purchase in this manner. Notes surrendered to the trustee for cancellation may not be reissued or resold and will be promptly cancelled.
REPLACEMENT OF NOTES
We will replace mutilated, lost, destroyed or stolen notes at the holder’s expense upon delivery to the trustee of the mutilated notes or evidence of the loss, destruction or theft of the notes satisfactory to the trustee and us. In the case of a lost, destroyed or stolen note, we or the trustee may require, at the expense of the holder, indemnity (including in the form of a bond) reasonably satisfactory to us and the trustee.
TRUSTEE AND TRANSFER AGENT
The trustee for the notes is Union Bank of California, N.A., and we have appointed the trustee as the initial paying agent, registrar, conversion agent and custodian with regard to the notes. The indenture permits the trustee to deal with us and any of our affiliates with the same rights the trustee would have if it were not trustee. However, under the Trust Indenture Act of 1939, if the trustee acquires any conflicting interest and there exists a default with respect to the notes, the trustee must eliminate the conflict or resign. Union Bank of California, N.A. and its affiliates have in the past provided and may from time to time in the future provide banking and other services to us in the ordinary course of their business. Union Bank of California, N.A. is also the lender under our secured credit facility.
The holders of a majority in aggregate principal amount of the notes then outstanding have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, subject to certain exceptions. If an event of default occurs and is continuing, the trustee must exercise its rights and powers under the indenture using the same degree of care and skill as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs. The indenture does not obligate the trustee to exercise any of its rights or powers at the request or demand of the holders, unless the holders have offered to the trustee security or indemnity that is reasonably satisfactory to the trustee against the costs, expenses and liabilities that the trustee may incur to comply with the request or demand.
The transfer agent for our common stock is Continental Stock Transfer and Trust Company.
LISTING AND TRADING
The notes will not be listed or quoted on any securities exchange. Our common stock is listed on the Nasdaq Global Select Market under the ticker symbol “DIOD.”

Description of notes

FORM, DENOMINATION AND REGISTRATION OF NOTES
General
The notes will be issued in registered form, without interest coupons, in denominations of integral multiples of $1,000 principal amount, in the form of global securities, as further provided below. See “—Global securities” below for more information. The trustee is not required to:

➢	register the transfer of or exchange any note for a period of 20 days before selecting notes to be redeemed;

➢	register the transfer of or exchange any note during the period beginning at the opening of business 20 days before the mailing of a notice of redemption of notes selected for redemption and ending at the close of business on the day of the mailing; or

➢	register the transfer of or exchange any note that has been selected for redemption or for which the holder has delivered, and not validly withdrawn, a purchase notice or fundamental change repurchase notice, except, in the case of a partial redemption, purchase or repurchase, that portion of the notes not being redeemed, purchased or repurchased.
See “—Global securities” and “—Certificated securities” for a description of additional transfer restrictions that apply to the notes.
We will not impose a service charge in connection with any transfer or exchange of any note, but we may in general require payment of a sum sufficient to cover any transfer tax or similar governmental charge imposed in connection with the transfer or exchange.
Global securities
Global securities will be deposited with the trustee as custodian for The Depository Trust Company, or DTC, and registered in the name of DTC or a nominee of DTC.
Investors may hold their interests in a global security directly through DTC, if they are DTC participants, or indirectly through organizations that are DTC participants.
Except in the limited circumstances described below and in “—Certificated securities,” holders of notes will not be entitled to receive notes in certificated form. Unless and until it is exchanged in whole or in part for certificated securities, each global security may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC.
We will apply to DTC for acceptance of the global securities in its book-entry settlement system. The custodian and DTC will electronically record the principal amount of notes represented by global securities held within DTC. Beneficial interests in the global securities will be shown on records maintained by DTC and its direct and indirect participants. So long as DTC or its nominee is the registered owner or holder of a global security, DTC or such nominee will be considered the sole owner or holder of the notes represented by such global security for all purposes under the indenture and the notes. No owner of a beneficial interest in a global security will be able to transfer such interest except in accordance with DTC’s applicable procedures and the applicable procedures of its direct and indirect participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These limitations and requirements may impair the ability to transfer or pledge beneficial interests in a global security.
Payments of principal, premium, if any, and interest under each global security will be made to DTC or its nominee as the registered owner of such global security. We expect that DTC or its nominee, upon receipt of any such payment, will immediately credit DTC participants’ accounts with payments proportional to their respective beneficial interests in the principal amount of the relevant global

Description of notes

security as shown on the records of DTC. We also expect that payments by DTC participants to owners of beneficial interests will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants, and none of us, the trustee, the custodian or any paying agent or registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in any global security or for maintaining or reviewing any records relating to such beneficial interests.
DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the Securities Exchange Act of 1934. DTC was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, which eliminates the need for physical movement of securities certificates.
DTC’s participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the depository. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The ownership interest and transfer of ownership interests of each beneficial owner or purchaser of each security held by or on behalf of DTC are recorded on the records of the direct and indirect participants.
Certificated securities
The trustee will exchange each beneficial interest in a global security for one or more certificated securities registered in the name of the owner of the beneficial interest, as identified by DTC, only if:

➢	DTC notifies us that it is unwilling or unable to continue as depositary for that global security or ceases to be a clearing agency registered under the Securities Exchange Act of 1934 and, in either case, we do not appoint a successor depositary within 90 days of such notice or cessation; or

➢	an event of default has occurred and is continuing and the trustee has received a request from DTC to issue certificated securities.
Settlement and payment
We will make payments in respect of notes represented by global securities by wire transfer of immediately available funds to DTC or its nominee as registered owner of the global securities. We will make payments in respect of notes that are issued in certificated form by wire transfer of immediately available funds to the accounts specified by each holder of more than $5.0 million aggregate principal amount of notes. However, if a holder of a certificated note does not specify an account, or holds $5.0 million or less in aggregate principal amount of notes, then we will mail a check to that holder’s registered address.
We expect the notes will trade in DTC’s Same-Day Funds Settlement System, and DTC will require all permitted secondary market trading activity in the notes to be settled in immediately available funds. We expect that secondary trading in any certificated securities will also be settled in immediately available funds.
Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

Description of notes

Although DTC has agreed to the above procedures to facilitate transfers of interests in the global securities among DTC participants, DTC is under no obligation to perform or to continue those procedures, and those procedures may be discontinued at any time. None of us, the underwriters or the trustee will have any responsibility for the performance by DTC or its direct or indirect participants of their respective obligations under the rules and procedures governing their operations.
We have obtained the information we describe in this prospectus concerning DTC and it book-entry system from sources that we believe to be reliable, but neither we nor the underwriters take any responsibility for the accuracy of this information.
GOVERNING LAW
The indenture and the notes will be governed by and construed in accordance with the laws of the State of New York.

Description of capital stock
The following is a summary of the rights of our common stock and preferred stock and related provisions of our certificate of incorporation and bylaws. Pursuant to our certificate of incorporation, our authorized capital stock consists of 71,000,000 shares, of which:

➢	70,000,000 shares are designated as common stock, each with a par value of $0.66 2/3; and

➢	1,000,000 shares are designated as preferred stock, each with a par value of $1.00.
COMMON STOCK
Each holder of common stock is entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. Our stockholders currently may cumulate their votes for the election of directors. Subject to preferences which may be granted to the holders of preferred stock, each holder of common stock is entitled to share ratably in distributions to stockholders and to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available, subject to any preferential dividend rights of any outstanding preferred stock. In the event of our liquidation, dissolution or winding up, each common stockholder is entitled to share ratably in all our assets remaining after payment of liabilities and the liquidation preference of any shares of preferred stock that are outstanding at that time. Holders of common stock have no conversion, preemptive or other rights to subscribe for additional shares, and there are no redemption rights or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock which we may designate and issue in the future without further stockholder approval.
PREFERRED STOCK
Our Board of Directors is authorized to issue, without further stockholder approval, shares of preferred stock in one or more series, and may fix or alter the relative, participating, optional or other rights, preferences, privileges and restrictions, including the voting rights, redemption provisions (including sinking fund provisions), dividend rights, dividend rates, liquidation preferences and conversion rights, and the description of and number of shares constituting any wholly unissued series of preferred stock. Our Board of Directors, without further stockholder approval, can issue preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of common stock, including the loss of voting control to the holder of preferred stock issued in the future. No shares of preferred stock presently are outstanding. The issuance of preferred stock in certain circumstances may delay, defer or prevent a change in control of us without further action by our stockholders, may discourage bids for the common stock at a premium over the market price of the common stock and may adversely affect the market price, and the voting and other rights of the holders, of common stock.
ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF DELAWARE LAW
Some provisions of Delaware law may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Description of capital stock

Section 203 of Delaware General Corporation Law
Section 203 of the Delaware General Corporation Law prohibits certain transactions between a Delaware corporation and an “interested stockholder,” which is defined as a person who, together with any affiliates or associates, beneficially owns, directly or indirectly, 15.0% or more of the outstanding voting shares of a Delaware corporation. This provision prohibits certain business combinations between an interested stockholder and a Delaware corporation for a period of three years after the date the stockholder becomes an interested stockholder, unless:

➢	either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder is approved by the corporation’s board of directors prior to the date the interested stockholder becomes an interested stockholder;

➢	the interested stockholder acquired at least 85.0% of the voting stock of the corporation (other than stock held by directors who are also officers or by certain employee stock plans) in the transaction in which the stockholder became an interested stockholder; or

➢	the business combination is approved by a majority of the board of directors and by the affirmative vote of 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.
For this purpose, business combinations include mergers, consolidations, sales or other dispositions of assets having an aggregate value in excess of 10% of the aggregate market value of the consolidated assets or outstanding stock of the corporation, and certain transactions that would increase the interested stockholder’s proportionate share ownership in the corporation.
TRANSFER AGENT
The transfer agent and registrar for our common stock is Continental Stock Transfer and Trust Company.
LISTING
Our common stock is listed on the Nasdaq Global Select Market under the symbol “DIOD.”

Material U.S. federal income tax considerations
The following is a summary of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes and the shares of our common stock into which the notes may be converted, as of the date hereof. This summary deals only with notes and shares of our common stock held as capital assets by holders who acquire notes upon their original issuance at the initial offering price. Additionally, this summary does not deal with special situations. For example, this summary does not address:

➢	tax consequences to holders who may be subject to special tax treatment, such as dealers in securities or currencies, financial institutions, regulated investment companies, real estate investment trusts, United States expatriates, tax-exempt entities, traders in securities that elect to use a mark-to-market method of accounting for their securities or insurance companies;

➢	tax consequences to persons holding notes or shares of common stock as part of a hedging, integrated, or conversion transaction or a straddle or persons deemed to sell notes or shares of common stock under the constructive sale provisions of the Internal Revenue Code of 1986, as amended (the “Code”);

➢	tax consequences to U.S. holders of notes or shares of common stock whose “functional currency” is not the U.S. dollar;

➢	tax consequences to partnerships or other pass-through entities and investors in such entities; or

➢	alternative minimum tax consequences, if any.
Finally, this summary does not address other U.S. federal tax consequences (such as estate and gift tax consequences) or any state, local or foreign tax consequences.
The discussion below is based upon the provisions of the Code, and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. Further, there can be no assurances that the Internal Revenue Service (“IRS”) will not challenge one or more of the tax consequences described herein. This summary does not address all aspects of U.S. federal income taxes and does not deal with all tax consequences that may be relevant to holders in light of their personal circumstances.
If a partnership holds our notes or shares of common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our notes or shares of our common stock, you should consult your tax advisor.
INVESTORS CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF U.S. FEDERAL ESTATE OR GIFT TAX LAWS, FOREIGN, STATE AND LOCAL LAWS, AND TAX TREATIES.
CLASSIFICATION OF THE NOTES
Under the terms of the indenture governing the notes, we and each holder of notes will agree (in the absence of administrative pronouncement or judicial ruling to the contrary) to treat the notes, for U.S. federal income tax purposes, as debt instruments that are subject to the Treasury regulations that govern contingent payment debt instruments (the “contingent debt regulations”) and to be bound by our application of the contingent debt regulations to the notes, including our determination of the rate at which interest will be deemed to accrue on the notes and the related “projected payment schedule

Material U.S. federal income tax considerations

(as defined below).” The remainder of this discussion describes the treatment of the notes in accordance with that agreement and our determinations.
No authority directly addresses the treatment of all aspects of the notes for U.S. federal income tax purposes. In addition, no rulings are expected to be sought from the IRS with respect to any of the U.S. federal income tax consequences discussed below, and no assurance can be given that the IRS will not take contrary positions. As a result, no assurance can be given that the IRS will agree with the tax characterizations and the tax consequences described below. A different treatment of the notes for U.S. federal income tax purposes could significantly alter the amount, timing, character, and treatment of income, gain or loss recognized in respect of the notes from that which is described below. In particular, a U.S. holder might be required to accrue interest income at a rate different from the “comparable yield” described below, might not recognize income, gain or loss upon conversion of the notes to the extent of common stock received, and might recognize capital gain or loss upon a taxable disposition of its notes. Holders should consult their tax advisors concerning the tax treatment of holding the notes.
CONSEQUENCES TO U.S. HOLDERS
The following is a summary of the U.S. federal income tax consequences that will apply to a U.S. holder of notes or shares of our common stock. “U.S. holder” means a beneficial owner of a note or common stock for U.S. federal income tax purposes that is:

➢	an individual citizen or resident of the United States;

➢	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

➢	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

➢	a trust if (1) it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
Interest income
Under the contingent debt regulations, a U.S. holder generally will be required to accrue interest income on the notes on a constant yield to maturity basis based on the “adjusted issue price” (as defined below) of the notes and the “comparable yield” (as defined below), regardless of whether the U.S. holder uses the cash or accrual method of tax accounting. Accordingly, a U.S. holder will be required to include interest in taxable income in each year significantly in excess of the amount of interest payments, including contingent interest payments, actually received by it in that year.
The “issue price” of a note is the first price at which a substantial amount of the notes is sold to investors, excluding bond houses, brokers or similar persons or organizations acting in the capacity or underwriters, placement agents or wholesalers. The “adjusted issue price” of a note on any particular date is its issue price increased by any interest income previously accrued (determined without regard to any adjustments to interest accruals described below) and decreased by the amount of any noncontingent payments previously made and the projected amount of any contingent payments scheduled to be made on the note through the date on which the adjusted issue price is being calculated (without regard to the actual amount of the contingent payments made).
Under the contingent debt regulations, we are required to establish the “comparable yield” for the notes. The comparable yield for the notes is the annual yield we would incur, as of the initial issue

Material U.S. federal income tax considerations

date, on a fixed rate nonconvertible debt instrument with no contingent payments, but with terms and conditions otherwise comparable to those of the notes. Accordingly, we have determined the comparable yield to be 8.5% compounded semi-annually.
We are required to provide to U.S. holders, solely for U.S. federal income tax purposes, a schedule of the projected amounts of payments on the notes. This schedule must produce the comparable yield. Our determination of the projected payment schedule for the notes includes estimates for payments of contingent interest and an estimate for a payment at maturity that takes into account the conversion feature. U.S. holders may obtain the projected payment schedule by submitting a written request for it to us at the address set forth under “Where you can find additional information.” By purchasing the notes, you agree in the indenture to be bound by our determination of the comparable yield and projected payment schedule. For U.S. federal income tax purposes, you must use the comparable yield and schedule of projected payments in determining your interest accruals, and adjustments thereto described below, in respect of the notes.
The precise manner of calculating the comparable yield and projected payment schedule is not entirely clear under the contingent debt regulations. If the comparable yield or projected payment schedule were successfully challenged by the IRS, the redetermined comparable yield or projected payment schedule could differ materially from the comparable yield or projected payment schedule provided by us.
The comparable yield and the projected payment schedule are solely for purposes of determining a U.S. holder’s interest accruals and adjustments thereof in respect of the notes for U.S. federal income tax purposes and do not constitute a projection or representation regarding the actual amounts payable to U.S. holders of the notes.
Adjustments to interest accruals on the notes
If a U.S. holder receives actual contingent payments with respect to the notes in a tax year that in the aggregate exceed the total amount of projected contingent payments for that tax year, the U.S. holder will have a “net positive adjustment” equal to the amount of such excess. The U.S. holder will be required to treat the “net positive adjustment” as additional interest income for the tax year. For this purpose, the payments in a tax year include the fair market value of any property received in that year.
If a U.S. holder receives actual contingent payments with respect to the notes in a tax year that in the aggregate are less than the amount of the projected contingent payments for that tax year, the U.S. holder will have a “net negative adjustment” equal to the amount of such deficit. This adjustment will (a) reduce the U.S. holder’s interest income accrual on the notes for that tax year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of the U.S. holder’s interest income accrued on the notes during prior tax years, reduced to the extent such interest income was offset by prior net negative adjustments. Any negative adjustment in excess of the amounts described in (a) and (b) will be carried forward to offset future interest income in respect of the notes or to reduce the amount realized upon a sale, exchange, repurchase or redemption of the notes.
Sale, exchange, conversion, repurchase, or redemption
Generally, the sale, exchange, repurchase, or redemption of a note will result in gain or loss to a U.S. holder, which will be subject to tax. As described above, our calculation of the comparable yield and the schedule of projected payments for the notes includes the receipt of shares of our common stock upon conversion as a contingent payment with respect to the notes. Accordingly, we intend, and each holder agrees in the indenture, to treat the payment of shares of our common stock to a U.S. holder upon the conversion of a note as a contingent payment under the contingent debt

Material U.S. federal income tax considerations

regulations. As described above, U.S. holders generally are bound by our determination of the comparable yield and the schedule of projected payments. Under this treatment, a conversion also will result in taxable gain or loss to a U.S. holder. The amount of gain or loss on a taxable sale, exchange, conversion, repurchase, or redemption will be equal to the difference between (a) the amount of cash plus the fair market value of any other property received by the U.S. holder, including the fair market value of any shares of our common stock received, reduced by any negative adjustment carryforward (as described above under “Adjustments to interest accruals on the notes”), and (b) the U.S. holder’s adjusted tax basis in the note. A U.S. holder’s adjusted tax basis in a note on any date generally will be equal to its adjusted issue price, as described above under “—Interest Income,” on such date.
Gain recognized upon a sale, exchange, conversion, repurchase, or redemption of a note generally will be treated as additional ordinary interest income. Any loss recognized upon a sale, exchange, conversion, repurchase, or redemption of a note will be treated as an ordinary loss to the extent of the excess of previous interest inclusions over the total net negative adjustments previously taken into account as ordinary loss, and thereafter, as capital loss (which will be long-term if the note is held for more than one year). The deductibility of capital losses is subject to limitations.
A U.S. holder’s tax basis in shares of our common stock received upon a conversion of a note will equal the fair market value of the common stock received at the time of conversion. The U.S. holder’s holding period for the shares of our common stock received will commence on the day immediately following the date of conversion.
In certain situations, we may be obligated to adjust the conversion rate of the notes or, in lieu of such adjustment, provide for the conversion of the notes into shares of a public acquirer (as described above under “Description of notes— Conversion Rights— Fundamental changes involving an acquisition of us by a public acquirer”). Depending on the circumstances, such adjustments could result in a deemed taxable exchange to a holder and the modified note could be treated as newly issued at that time.
Constructive distributions
The conversion rate of the notes will be adjusted in certain circumstances, such as a stock split or stock dividend, a distribution of cash or other assets to our stockholders (including certain self-tender transactions), and certain transactions that constitute a fundamental change. See “Description of notes— Conversion rate adjustments” and “Description of notes— Conversion rights— Adjustments to shares delivered upon conversion upon certain fundamental changes” Under Section 305(c) of the Code, adjustments (or failures to make adjustments) that have the effect of increasing a holder’s proportionate interest in our assets or earnings may in some circumstances result in a deemed distribution to a holder. Adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing the dilution of the interest of the holders of the notes, however, will generally not be considered to result in a deemed distribution. Conversion rate adjustments arising from a stock split or a stock dividend are generally considered to be pursuant to a bona fide reasonable adjustment formula and thus will not give rise to a deemed dividend. However, certain of the possible conversion rate adjustments (generally including adjustments to the conversion rate to compensate holders for distributions of cash or property to our stockholders) will not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, the U.S. holders of notes will be deemed to have received a distribution even though they have not received any cash or property as a result of such adjustments. Conversely, if an event occurs that increases the interests of holders of the notes and the conversion rate is not adjusted (or not adequately adjusted), the resulting increase in the proportionate interests of holders of the notes could be treated as a taxable stock dividend to such holders.

Material U.S. federal income tax considerations

It is unclear whether any such constructive dividend would be eligible for the preferential rates of U.S. federal income tax currently applicable to certain dividends received by noncorporate holders. It is also unclear whether a corporate holder would be entitled to claim the dividends received deduction with respect to a constructive dividend. Any taxable constructive stock dividends resulting from a change to, or a failure to change, the conversion rate would in other respects be treated in the same manner as dividends paid in cash or other property. These dividends would result in dividend income to the recipient, to the extent of our current or accumulated earnings and profits, with any excess treated as a nontaxable return of capital or as capital gain as more fully described below. Holders should carefully review the conversion rate adjustment provisions and consult their tax advisors with respect to the tax consequences of any such adjustment, including any potential consequences of a taxable stock dividend to basis and holding period.
Distributions on the common stock
If a U.S. holder is issued common stock upon conversion of a note and we make a distribution in respect of that stock, the distribution generally will be treated as a dividend to the extent it is paid from current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If the distribution exceeds current and accumulated earnings and profits, the excess will be treated as a nontaxable return of capital reducing the U.S. holder’s tax basis in the U.S. holder’s common stock to the extent of the U.S. holder’s tax basis in that stock. Any remaining excess will be treated as capital gain from the sale or exchange of the common stock. Dividends received by individual holders generally will be subject to a reduced maximum tax rate of 15% through December 31, 2010, after which the rate applicable to dividends is scheduled to return to the tax rate generally applicable to ordinary income. The rate reduction will not apply to dividends received to the extent that the U.S. holder elects to treat dividends as “investment income,” which may be offset by investment expense. Furthermore, the rate reduction also will not apply to dividends that are paid to a U.S. holder with respect to shares of our common stock that are held by such holder for less than 61 days during the 121-day period beginning on the date that is 60 days before the date on which the shares of our common stock became ex-dividend with respect to such dividend.
U.S. holders should consult their tax advisors regarding the holding period and other requirements that must be satisfied in order to qualify for the reduced maximum tax rate on dividends.
Sale, exchange, redemption or other disposition of common stock
A U.S. holder will generally recognize capital gain or loss on a sale or exchange of our common stock. The U.S. holder’s gain or loss will equal the difference between the proceeds received by the U.S. holder and the U.S. holder’s tax basis in the stock. The amount realized by the U.S. holder will include the amount of any cash and the fair market value of any other property received for the stock. Gain or loss recognized by a U.S. holder on a sale or exchange of stock generally will be long-term capital gain or loss if the holder held the stock for more than one year. Long-term capital gains of non-corporate taxpayers are generally taxed at lower rates than those applicable to ordinary income. Short-term capital gains are taxed at ordinary income rates. The deductibility of capital losses is subject to certain limitations.
Information reporting and backup withholding
When required, we or our paying agent will report to the holders of the notes and our common stock and the IRS amounts paid on or with respect to the notes and the common stock during each calendar year (including proceeds from the sale of a note or share of common stock) and the amount of tax, if any, withheld from such payments. A U.S. holder will be subject to backup withholding on interest payments made on the notes and dividends paid on the common stock and proceeds from the sale of

Material U.S. federal income tax considerations

the common stock or the notes (including a redemption or retirement) at the applicable rate (which is currently 28%) if the U.S. holder (a) fails to provide us or our paying agent with a correct taxpayer identification number or certification of exempt status (such as a certification of corporate status), (b) has been notified by the IRS that it is subject to backup withholding as a result of the failure to properly report payments of interest or dividends, or (c) in certain circumstances, has failed to certify under penalty of perjury that it is not subject to backup withholding. A U.S. holder may be eligible for an exemption from backup withholding by providing a properly completed IRS Form W-9 to us or our paying agent. Any amounts withheld under the backup withholding rules will generally be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability provided the required information is properly furnished to the IRS on a timely basis.
CONSEQUENCES TO NON-U.S. HOLDERS
The following is a summary of the U.S. federal income tax consequences that will apply to you if you are a non-U.S. holder of notes or shares of common stock. The term “non-U.S. holder” means a beneficial owner of a note or shares of common stock that is, for U.S. federal income tax purposes, an individual, corporation, trust or estate that is not a U.S. holder. Special rules may apply to certain non-U.S. holders such as “controlled foreign corporations” or “passive foreign investment companies.” Such entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.
Notes
All payments on the notes made to a non-U.S. holder, including a payment in our common stock pursuant to a conversion, and any gain realized on a sale or exchange of the notes, will be exempt from United States income and withholding tax, provided that: (i) the non-U.S. holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote, (ii) the non-U.S. holder is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership, (iii) the non-U.S. holder is not a bank receiving certain types of interest, (iv) the beneficial owner of the notes certifies, under penalties of perjury, to us or our paying agent on IRS Form W-8BEN (or appropriate substitute form) that it is not a United States person and provides its name, address and certain other required information or certain other certification requirements are satisfied, (v) the payments and gain are not effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States, and (vi) to the extent the payments on the notes are described in section 871(h)(4)(A)(i), our common stock continues to be actively traded within the meaning of section 871(h)(4)(C)(v)(I) of the Code and we have not been a U.S. real property holding corporation, as defined in the Code, at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever is shorter. We believe that we are not, and do not anticipate becoming, a U.S. real property holding corporation.
If a non-U.S. holder cannot satisfy the requirements described above, payments of interest (including accrued interest) will be subject to the 30% U.S. federal withholding tax, unless you provide us with a properly executed (1) IRS Form W-8BEN (or appropriate substitute form) claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty or (2) IRS Form W-8ECI (or appropriate substitute form) stating that interest (including accrued interest) paid on the notes is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States.
If a non-U.S. holder of a note were deemed to have received a constructive distribution (see “U.S. Holders— Constructive Distributions” above), however, the non-U.S. holder generally would be subject to United States withholding tax at a 30% rate on the amount treated as a dividend, thereby potentially reducing the amount of interest payable to it, subject to reduction (i) by an applicable

Material U.S. federal income tax considerations

treaty if the non-U.S. holder provides an IRS Form W-8BEN (or appropriate substitute form) certifying that it is entitled to such treaty benefits or (ii) upon the receipt of an IRS Form W-8ECI (or appropriate substitute form) from a non-US. holder claiming that the constructive dividend on the notes is effectively connected with the conduct of a United States trade or business.
If we pay any withholding taxes on behalf of a holder in the case of a constructive distribution with respect to the notes, we may reduce any payments to such holder of cash or shares of common stock (including any common stock to be paid upon conversion) on the notes by the amounts of any such withholding taxes paid.
Common stock
Dividends paid to a non-U.S. holder of common stock generally will be subject to withholding tax at a 30% rate subject to reduction (a) by an applicable treaty if the non-U.S. holder provides an IRS Form W-8BEN (or appropriate substitute form) certifying that it is entitled to treaty benefits or (b) upon the receipt of an IRS Form W-8ECI (or appropriate substitute form) from a non-U.S. holder claiming that the payments are effectively connected with the conduct of a United States trade or business.
A non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on the sale or exchange of the common stock received upon a conversion of notes unless (a) the gain is effectively connected with the conduct of a United States trade or business of the non-U.S. holder, (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment) (b) in the case of a non-U.S. holder who is a nonresident alien individual, the individual is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (c) we will have been a U.S. real property holding corporation at any time within the shorter of the five-year period preceding the sale or exchange and the non-U.S. holder’s holding period in the common stock. We believe that we are not, and do not anticipate becoming, a U.S. real property holding corporation.
Income effectively connected with a United States trade or business
If a non-U.S. holder of notes or our common stock is engaged in a trade or business in the United States, and if interest on the notes, dividends on our common stock, or gain realized on the sale, exchange, conversion, or other disposition of the notes or gain realized on the sale or exchange of our common stock is effectively connected with the conduct of this trade or business (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment), the non-U.S. holder, although exempt from the withholding tax in the manner discussed in the preceding paragraphs, provided that the appropriate certifications are made generally will be subject to regular U.S. federal income tax on the interest, dividends or gain in the same manner as if it were a U.S. holder. In addition, if a non-U.S. holder is a foreign corporation, the non-U.S. holder may be subject to a branch profits tax equal to 30% (or lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.
Information reporting and backup withholding
Generally, we must report to the IRS and to non-U.S. holders the amount of interest and dividends paid to the holder and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest and dividend payments and any withholding may also be made available to the tax authorities in the country in which the holder resides under the provisions of an applicable income tax treaty.

Material U.S. federal income tax considerations

In general, a non-U.S. holder will not be subject to backup withholding with respect to payments of interest or dividends that we make to the holder if the non-U.S. holder complies with applicable certification requirements or otherwise establishes an exemption. A non-U.S. holder will be subject to information reporting and, depending on the circumstances, backup withholding with respect to the proceeds of the sale or other disposition (including a redemption or retirement) of a note or shares of our common stock within the United States or conducted through certain U.S.-related payors, unless the payor of the proceeds receives the certification described above or the holder otherwise establishes an exemption.
Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a holder’s U.S. federal income tax liability provided the required information is furnished to the IRS.

Underwriting
We are offering the notes described in this prospectus through the underwriters named below. UBS Securities LLC is the representative of the underwriters. We have entered into an underwriting agreement with the representative on behalf of the underwriters. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the principal amount of notes listed next to its name in the following table:

Principal amount
Underwriters	of notes

UBS Securities LLC	$164,000,000
A.G. Edwards & Sons, Inc.	12,000,000
C.E. Unterberg, Towbin, LLC	12,000,000
Raymond James & Associates, Inc.	12,000,000

Total	$200,000,000

The underwriting agreement provides that the underwriters must buy all of the notes if they buy any of them. However, the underwriters are not required to take or pay for the notes covered by the underwriters’ over-allotment option described below.
The notes are offered subject to a number of conditions, including:

➢	receipt and acceptance of the notes by the underwriters; and

➢	the underwriters’ right to reject orders in whole or in part.
In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.
OVER-ALLOTMENT OPTION
We have granted the underwriters an option to buy up to $30,000,000 additional aggregate principal amount of notes. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. If the underwriters exercise this option, they will each purchase an additional principal amount of notes approximately in proportion to the amounts specified in the table above. Such additional notes may be purchased at any time during the 13-day period beginning with, and including, the date of initial issuance of the notes.
COMMISSIONS AND DISCOUNTS
Notes sold by the underwriters to the public will initially be offered at the offering price set forth on the cover of this prospectus. Any notes sold by the underwriters to securities dealers may be sold at a discount from the public offering price of up to 1.575% of the principal amount of notes. Any of these securities dealers may resell any notes purchased from the underwriters to other brokers or dealers at a discount from the public offering price of up to 0.3% of the principal amount of notes. Sales of notes made outside of the United States may be made by affiliates of the underwriters. If all the notes are not sold at the public offering price, the representatives may change the offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the notes at the prices and upon the terms stated therein and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms.

Underwriting

The following table shows the per note (expressed as a percentage of the principal amount of notes) and total underwriting discounts and commissions we will pay to the underwriters, assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional $30,000,000 aggregate principal amount of notes:

	No exercise	Full exercise

Per note	2.625%	2.625%
Total	$5,250,000	$6,037,500
We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $501,410. The underwriters have agreed to reimburse us, under certain circumstances, for a portion of our out-of-pocket expenses in connection with this offering.
In compliance with NASD guidelines, the maximum commission or discount to be received by any NASD member or independent broker-dealer may not exceed 8% of the aggregate amount of the securities offered pursuant to this prospectus.
NO SALES OF SIMILAR SECURITIES
We and our executive officers and directors and LSC, our largest stockholder, have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of UBS Securities LLC, subject to limited exceptions, offer, sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of or enter into any swap or other arrangement that transfers to another any economic consequences of ownership of the notes offered hereby, our common stock, any debt securities that are substantially similar to the notes offered hereby, debt securities or other securities that are substantially similar to our common stock, or securities convertible into or exercisable or exchangeable for or warrants or other rights to purchase the notes offered hereby, our common stock and other such securities. These restrictions will be in effect for a period of 90 days after the date of this prospectus. At any time and without public notice, UBS Securities LLC may in its sole discretion release all or some of the securities from these lock-up agreements. Notwithstanding the foregoing, if (1) during the last 15 calendar days plus the three business days of the 90-day lock-up period we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the 90-day lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day lock-up period, then the restrictions described above will continue to apply until the expiration of the 15-calendar-day-plus-three-business-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.
INDEMNIFICATION AND CONTRIBUTION
We have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters and their controlling persons may be required to make in respect of those liabilities.
NASDAQ GLOBAL SELECT MARKET QUOTATION
Our common stock is quoted on The Nasdaq Global Select Market under the symbol “DIOD.”
The notes are a new issue of securities with no established market. We do not intend to apply for the notes to be listed on any securities exchange or to arrange for the notes to be quoted on any

Underwriting

quotations system. We have been advised by the underwriters that the underwriters intend to make a market in the notes but none of the underwriters is obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market, if any, for the notes.
PRICE STABILIZATION, SHORT POSITIONS, PASSIVE MARKET MAKING
In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of the notes and our common stock, including:

➢	stabilizing transactions;

➢	short sales;

➢	purchases to cover positions created by short sales;

➢	imposition of penalty bids;

➢	syndicate covering transactions; and

➢	passive market making.
Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while this offering is in progress. These transactions may also include making short sales of the notes, which involve the sale by the underwriters of a greater aggregate principal amount of notes than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.
The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing notes in the open market. In making this determination, the underwriters will consider, among other things, the price of notes available for purchase in the open market compared to the price at which they may purchase notes through the over-allotment option.
Naked short sales are in sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing notes in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the notes in the open market that could adversely affect investors who purchased in this offering.
The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased notes sold by or for the account of that underwriter in stabilizing or short covering transactions.
As a result of these activities, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions in the over-the-counter market or otherwise.
AFFILIATIONS
The underwriters and their affiliates have provided and may provide in the future certain commercial banking, financial advisory and investment banking services for us, including in connection with

Underwriting

acquisitions, for which they receive fees. One of our directors, Mr. Giordano, is an employee of UBS Financial Services Inc., an affiliate of UBS Securities, LLC, one of the underwriters. In that capacity, Mr. Giordano is the pension consultant for our 401(k) plan. In addition, Mr. Giordano has from time to time provided assistance to our directors, executive officers and employees in connection with stock option exercises and subsequent sales of our common stock, and has provided them with investment management services.
The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

Legal matters
The validity of the notes offered hereby, will be passed upon for us by Sheppard Mullin Richter & Hampton LLP, Los Angeles, California. Certain legal matters in connection with the notes will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, Palo Alto, California.
Independent registered public accounting firm
The consolidated financial statements and schedule of Diodes as of December 31, 2004 and 2005 and for each of the three years in the period ended December 31, 2005 and management’s report on the effectiveness of internal control over financial reporting as of December 31, 2005, which are included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and incorporated by reference in this prospectus, have been audited by Moss Adams LLP, independent registered public accounting firm, as set forth in their reports thereon, which are incorporated herein by reference, and are so incorporated in reliance upon such reports, given on the authority of such firm as experts in auditing and accounting.
Where you can find additional information
We have filed with the SEC a registration statement on Form S-3, including exhibits, schedules and any amendments with respect to the notes being offered hereby and the shares of common stock issuable upon conclusion thereof. This prospectus is a part of the registration statement and includes all of the information which we believe is material to you in considering whether to make an investment in our notes or common stock. We refer you to the registration statement for additional information about us, our notes, our common stock and this offering, including the full texts of the exhibits, some of which have been summarized in this prospectus. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete. With respect to each such contract or other document filed as a part of the registration statement, reference is made to the exhibit for a more complete description of the matters involved, and each such statement shall be deemed qualified in its entirety by such reference. The registration statement is available for inspection and copying at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site that makes available the registration statement. The address of the SEC’s Internet site is www.sec.gov. We are required to file reports and other information with the SEC pursuant to the informational requirements of the Exchange Act.

Incorporation of certain documents by reference
We will “incorporate by reference” information into this prospectus by disclosing important information to you by referring you to another document that is filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede that information. This prospectus incorporates by reference the documents set forth below that have been previously filed with the SEC. These documents contain important information about us.

➢	Our annual report on Form 10-K for the fiscal year ended December 31, 2005, including the information incorporated therein from the proxy statement for our 2006 annual meeting of stockholders);

➢	Our quarterly reports on Form 10-Q for the fiscal quarters ended March 31, 2006 and June 30, 2006; and

➢	Our current reports on Form 8-K, filed on January 12, 2006, July 14, 2006 (except Item 7.01 which is furnished to, but not filed with, the SEC) and September 26, 2006.
We are also incorporating by reference additional documents that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, between the date of this prospectus until the offering is terminated; provided, however, that nothing contained herein shall be deemed to incorporate information furnished to, but not filed with, the SEC.
You may obtain any of the documents incorporated by reference through the SEC at the address indicated above or through the SEC’s website as described above. We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus has been delivered, a copy of any and all of these filings, other than exhibits (unless the exhibit is specifically incorporated by reference into the information that this prospectus incorporates). You may make a written request for a copy of these filings by contacting us at:
Diodes Incorporated
3050 E. Hillcrest Drive
Westlake Village, CA 91362
Attn: Carl C. Wertz

2.25% Convertible Senior Notes due 2026

PROSPECTUS
October 5, 2006